FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Paseo Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐     No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE AND SUBSIDIARIES

Index

I.	Interim Condensed Consolidated Statements of Financial Position
II.	Interim Condensed Consolidated Statements of Comprehensive Income
III.	Interim Condensed Consolidated Statements of Other Comprehensive Income
IV.	Interim Condensed Consolidated Statements of Changes in Equity
V.	Interim Condensed Consolidated Statements of Cash Flows
VI.	Notes to the Interim Condensed Consolidated Financial Statements

	MCh$	=	Millions of Chilean pesos
	ThUS$	=	Thousands of U.S. dollars
	UF or CLF	=	Unidad de Fomento
(The Unidad de Fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
	Ch$ or CLP	=	Chilean pesos
	US$ or USD	=	U.S. dollars
	JPY	=	Japanese yen
	EUR	=	Euro
	HKD	=	Hong Kong dollars
	PEN	=	Peruvian nuevo sol
	CHF	=	Swiss franc
	IFRS	=	International Financial Reporting Standards
	IAS	=	International Accounting Standards
	RAN	=	Compilation of Norms of the Chilean Superintendency of Banks
	IFRIC	=	International Financial Reporting Interpretations Committee
	SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Consolidated Financial Statements with notes as of March 31, 2016.

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended March 31, 2016 and December 31, 2015

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	March 2016	December 2015
		MCh$	MCh$
ASSETS
Cash and due from banks	7	936,459	1,361,222
Transactions in the course of collection	7	627,906	526,046
Financial assets held-for-trading	8	1,230,122	866,654
Cash collateral on securities borrowed and reverse repurchase agreements	9	37,358	46,164
Derivative instruments	10	1,102,172	1,127,122
Loans and advances to banks	11	1,558,556	1,395,195
Loans to customers, net	12	23,896,852	23,956,275
Financial assets available-for-sale	13	778,194	1,000,001
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	28,718	28,126
Intangible assets	15	26,464	26,719
Property and equipment	16	214,641	215,671
Current tax assets	17	4,219	3,279
Deferred tax assets	17	257,877	255,972
Other assets	18	406,288	484,498
TOTAL ASSETS		31,105,826	31,292,944
LIABILITIES
Current accounts and other demand deposits	19	7,856,852	8,327,048
Transactions in the course of payment	7	421,078	241,842
Cash collateral on securities lent and repurchase agreements	9	189,331	184,131
Savings accounts and time deposits	20	10,730,905	9,907,692
Derivative instruments	10	1,129,658	1,127,927
Borrowings from financial institutions	21	1,207,364	1,529,627
Debt issued	22	5,957,559	6,102,208
Other financial obligations	23	175,266	173,081
Current tax liabilities	17	22,325	27,993
Deferred tax liabilities	17	34,908	32,953
Provisions	24	363,075	639,043
Other liabilities	25	256,510	259,312
TOTAL LIABILITIES		28,344,831	28,552,857
EQUITY	27
Attributable to Bank’s Owners:
Capital		2,138,047	2,041,173
Reserves		486,083	390,616
Other comprehensive income		54,918	57,709
Retained earnings:
Retained earnings from previous periods		16,060	16,060
Income for the period		132,527	558,995
Less:
Provision for minimum dividends		(66,641)	(324,469)
Subtotal		2,760,994	2,740,084
Non-controlling interests		1	3
TOTAL EQUITY		2,760,995	2,740,087
TOTAL LIABILITIES AND EQUITY		31,105,826	31,292,944

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month ended March 31, 2016 and 2015

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	March 2016	March 2015
		MCh$	MCh$
Interest revenue	28	469,729	365,618
Interest expense	28	(168,558)	(101,895)
Net interest income		301,171	263,723

Income from fees and commissions	29	107,636	102,372
Expenses from fees and commissions	29	(30,226)	(30,271)
Net fees and commission income		77,410	72,101

Net financial operating income	30	37,684	22,005
Foreign exchange transactions, net	31	(11,992)	15,503
Other operating income	36	6,579	8,147
Total operating revenues		410,852	381,479

Provisions for loan losses	32	(64,830)	(65,432)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		346,022	316,047

Personnel expenses	33	(105,298)	(93,557)
Administrative expenses	34	(76,220)	(68,389)
Depreciation and amortization	35	(7,976)	(7,386)
Impairment	35	(4)	—
Other operating expenses	37	(4,612)	(9,686)

TOTAL OPERATING EXPENSES		(194,110)	(179,018)

NET OPERATING INCOME		151,912	137,029

Income attributable to associates	14	667	691
Income before income tax		152,579	137,720

Income tax	17	(20,052)	(21,005)

NET INCOME FOR THE PERIOD		132,527	116,715

Attributable to:
Bank’s Owners		132,527	116,715
Non-controlling interests		—	—

		Ch$	Ch$
Net income per share attributable to Bank’s Owners:
Basic net income per share	27	1.38	1.21
Diluted net income per share	27	1.38	1.21

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month ended March 31, 2016 and 2015

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	March 2016	March 2015
		MCh$	MCh$

NET INCOME FOR THE YEAR		132,527	116,715

Other comprehensive income that will be reclassified subsequently to profit or loss

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	13	320	7,317
Gains and losses on derivatives held as cash flow hedges	10	(3,992)	(5,374)
Cumulative translation adjustment	27	(1)	—
Subtotal Other comprehensive income before income taxes		(3,673)	1,943

Income tax		882	(373)

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(2,791)	1,570

Other comprehensive income that will not be reclassified subsequently to profit or loss

Loss in defined benefit plans		—	—

Subtotal other comprehensive income before income taxes		—	—

Income taxes		—	—

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		—	—

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		129,736	118,285

Attributable to:
Equity holders of the parent		129,736	118,285
Non-controlling interest		—	—

	Ch$	Ch$
Comprehensive net income per share from continued operations attributable to equity holders of the parent:
Basic net income per share	1.35	1.23
Diluted net income per share	1.35	1.23

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month ended March 31, 2016 and 2015

(Translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for- sale	Derivatives cash flow hedge	Cumulative translation adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of December 31, 2014		1,944,920	31,834	231,424	33,962	10,086	57	16,379	591,080	(324,588)	2,535,154	2	2,535,156
Capitalization of retained earnings	27	96,253	—	—	—	—	—	—	(96,253)	—	—	—	—
Income retention (released) according to law		—	—	127,383	—	—	—	—	(127,383)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(367,444)	324,588	(42,856)	(1)	(42,857)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	—	—	—	—	—	—	—
Derivatives cash flow hedge, net		—	—	—	—	(4,165)	—	—	—	—	(4,165)	—	(4,165)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	5,735	—	—	—	—	—	5,735	—	5,735
Income for the period 2015		—	—	—	—	—	—	—	116,715	—	116,715	—	116,715
Equity adjustment investment in other companies		—	(1)	—	—	—	—	(319)	—	—	(320)	—	(320)
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(81,701)	(81,701)	—	(81,701)
Balances as of March 31, 2015		2,041,173	31,833	358,807	39,697	5,921	57	16,060	116,715	(81,701)	2,528,562	1	2,528,563
Dividends distribution and paid		—	—	—	—	—	—	—	—	—	—	2	2
Defined benefit plans adjustment		—	(24)	—	—	—	—	—	—	—	(24)	—	(24)
Other comprehensive income:
Cumulative translation adjustment		—	—	—	—	—	2	—	—	—	2	—	2
Cash flow hedge adjustment, net		—	—	—	—	11,893	—	—	—	—	11,893	—	11,893
Valuation adjustment on available-for-sale instruments, net		—	—	—	139	—	—	—	—	—	139	—	139
Income for the period 2015		—	—	—	—	—	—	—	442,280	—	442,280	—	442,280
Provision for minimum dividends		—	—	—	—	—	—	—	—	(242,768)	(242,768)	—	(242,768)
Balances as of December 31, 2015		2,041,173	31,809	358,807	39,836	17,814	59	16,060	558,995	(324,469)	2,740,084	3	2,740,087
Capitalization of retained earnings	27	96,874	—	—	—	—	—	—	(96,874)	—	—	—	—
Retention (released) earnings		—	—	95,467	—	—	—	—	(95,467)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(366,654)	324,469	(42,185)	(2)	(42,187)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	(1)	—	—	—	(1)	—	(1)
Cash flow hedge adjustment, net		—	—	—	—	(3,034)	—	—	—	—	(3,034)	—	(3,034)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	244	—	—	—	—	—	244	—	244
Income for the period 2016		—	—	—	—	—	—	—	132,527	—	132,527	—	132,527
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(66,641)	(66,641)	—	(66,641)
Balances As of March 31, 2016		2,138,047	31,809	454,274	40,080	14,780	58	16,060	132,527	(66,641)	2,760,994	1	2,760,995

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month ended March 31, 2016 and 2015

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	March 2016	March 2015
		MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the period		132,527	116,715
Items that do not represent cash flows:
Depreciation and amortization	35	7,976	7,386
Impairment of intangible assets and property and equipment	35	4	—
Provision for loan losses	32	72,590	76,781
Provision of contingent loans	32	2,622	1,120
Additional provisions	32	—	—
Fair value adjustment of financial assets held-for-trading		(3,095)	156
Income attributable to investments in other companies	14	(651)	(677)
Income from sales of assets received in lieu of payment	36	(2,379)	(764)
Net gain on sales of property and equipment	36-37	(32)	(28)
(Increase) decrease in other assets and liabilities		72,458	(95,057)
Charge-offs of assets received in lieu of payment	37	1,699	437
Other charges (credits) to income that do not represent cash flows		(64)	1,226
(Gain) loss from foreign exchange transactions of other assets and other liabilities		22,327	(11,816)
Net changes in interest and fee accruals		(8,906)	(116,786)
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(163,470)	(316,477)
(Increase) decrease in loans to customers		(8,082)	(135,222)
(Increase) decrease in financial assets held-for-trading, net		(225,662)	26,137
(Increase) decrease in deferred taxes, net	17	(26)	4,237
(Increase) decrease in current account and other demand deposits		(469,763)	114,755
(Increase) decrease in payables from repurchase agreements and security lending		(435)	5,094
(Increase) decrease in savings accounts and time deposits		805,592	35,566
Proceeds from sale of assets received in lieu of payment		4,616	1,311
Total cash flows from operating activities		239,846	(52,334)
INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		93,511	198,129
Purchases of property and equipment	16	(4,757)	(4,658)
Proceeds from sales of property and equipment		42	40
Purchases of intangible assets	15	(1,855)	(2,405)
Investments in other companies	14	—	—
Dividends received from investments in other companies	14	—	(72)
Total cash flows from investing activities		86,941	191,034
FINANCING ACTIVITIES:
Redemption of mortgage finance bonds		(1,826)	(4,451)
Proceeds from bond issuances	22	126,570	480,406
Redemption of bond issuances		(248,297)	(297,130)
Proceeds from subscription and payment of shares		—	—
Dividends paid	27	(366,654)	(367,444)
(Increase) decrease in borrowings from foreign financial institutions		(322,749)	94,372
(Increase) decrease in other financial obligations		3,030	(20,296)
(Increase) decrease in borrowings from Central Bank of Chile		(1)	(1)
Other borrowings (long-term)		17,783	13,705
Payment of other borrowings (long-term)		(18,557)	(14,470)
Total cash flows from financing activities		(810,701)	(115,309)
TOTAL NET POSITIVE CASH FLOWS FOR THE PERIOD		(483,914)	23,391
Net effect of exchange rate changes on cash and cash equivalents		(22,327)	11,816
Cash and cash equivalents at beginning of year		2,093,908	1,825,578
Cash and cash equivalents at end of period	7	1,587,667	1,860,785

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest received		464,318	434,556
Interest paid		(172,053)	(54,047)

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

1.                           Corporate information:

Banco de Chile is authorized to operate like a commercial bank since June 17, 1996, in conformity with the Article 25 of Law No, 19,396.  Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendency”). Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail.  Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Condensed Consolidated Financial Statements of Banco de Chile, for the period ended March 31, 2016 were approved for issuance in accordance with the directors on April 28, 2016.

2.                           Legal provisions, basis of preparation and other information:

(a)                       Legal provisions:

The General Banking Law in its Article No.15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants, that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal provisions, basis of preparation and other information, continued:

(b)                       Basis of preparation:

(b.1)             These Interim Condensed Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the Superintendency of Banks and Financial Institutions (SBIF).

(b.2)             The following table details the entities in which the Bank has controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
				Direct		Indirect		Total
			Functional	2016	2015	2016	2015	2016	2015
RUT	Subsidiaries	Country	Currency	%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited (*)	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*)       On May 29, 2014 the Board of Directors of Banco de Chile agreed to dissolve liquidate and terminate this entity. At the date of these Financials Statements these process is ongoing.

(c)                        Use of estimates and judgment:

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts.  Details on the use of estimates and judgment and their effect on the amounts recognized in the Interim Condensed Consolidated Financial Statement are included in the following notes:

1.                          Useful lives of property and equipment and intangible assets (Notes No.15 and No.16);

3.                          Income taxes and deferred taxes (Note No. 17);

4.                          Provisions (Note No. 24);

5.                          Contingencies and Commitments (Note No. 26);

6.                          Provision for loan losses (Note No. 11, No. 12 and No. 32);

7.                          Fair value of financial assets and liabilities (Note No. 39).

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal provisions, basis of preparation and other information, continued:

(c)                      Use of estimates and judgment, continued:

In January 2016 it was implemented rules changes related to Compendium of Accounting Rules of Superintendency of Banks and Financial Institutions, published in Circular No. 3,573.  These changes affected provisions by an amount of Ch$3,308 million according to followings:

a)             It enlarges risk classifications until A3 for guarantees with the objective of replace the probability of default of the debtor by of the guarantee at the moment to make the provision.  This impacted in a provision release of Ch$2,125 million.

b)             A new rule to specific provisions for factoring operations, that allows the substitution of the default probability of the grantor by the bill acceptor, as long as this is classified in a category until A3.  This impacted in a provision release of Ch$2,420 million.

c)              A new definition of non-complying, according to the Circular No. 3,584 of June 22, 2015, which requested calibration of models of group provision (specifically the probability of non-complying an the loss produced by the non-complying.

The above implied a charge to income of Ch$7,853 million.

During the period of March 31, 2016, there have not been others significant changes in the estimates.

(d)                     Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Due to the nature of its business, the Bank and its subsidiaries’ activities do not have a cyclical or seasonal character. Accordingly, no specific details have been included on the notes to this Interim Condensed Consolidated Financial Statements with the information regarding the period of three-month ended March 31, 2016.

(e)                      Relative Importance:

When determining the information to present on the different items from the financial statements or other subjects, the Bank has considered the relative importance in relation to the Interim Condensed Consolidated financial statements of the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal provisions, basis of preparation and other information, continued:

(f)                       Reclassifications:

On May 25, 2015 the Superintendency of Banks and Financial Institutions issued a Circular No. 3,583; which modifies the Chapter C-3 of Compendium of Accounting Rules establishing a new opening for classification of credits for higher education inside of Commercial Loans.

This modification implied the reclassification of higher education loans from “Consumer Loans” to “Commercial Loans” by an amount of CH$41,885 million as of March 31, 2016.  See Note No. 12 (a.i).

There have not been others significant reclassifications at the end of this period 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that it is not effective as of March 31, 2016:

IFRS 9 Financial Instruments

The July 24, 2014, IASB completed its upgrade project about accounting for financial instruments with the publication of IFRS 9 Financial Instruments.

This standard includes new requirements based on new principles for the classification and measurement; it introduces a “prospective” model of expected credit losses on impairment accounting and changes in hedge accounting.

The classification determines how financial assets and liabilities are accounted in financial statements and, in particular, how they are measured. IFRS 9 introduces a new approach for the classification of financial assets, based in the business model of the entity for the management of financial assets and the characteristic of it contractual flows.

The IASB has introduced single impairment model that will apply all financial instruments, which will require a timely recognition of expected credit losses.

IFRS 9 introduces accounting hedge, and also new alternatives of strategies to use.  The amendments changes to requirements for a substantial overhaul of hedge accounting that aligns the accounting treatment with risk management activities, enabling entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements

IFRS 9 established that the fair value of credit risk of the entity shall be recognized in Other Comprehensive Income, allowing decrease any eventual volatility that would be generated in the income of the entity, because its recognition. IFRS 9 permits early application of this improvement, before any other requirement of IFRS 9.

Mandatory adoption date is January 1, 2018. Early application is permitted.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the consolidated financial statements.

The Superintendency of Banks and Financial Institutions has not approved this rule.  This event is required to its application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 15 — Revenue from Contracts with Customers

In May 2014 was issued IFRS 15, which it has like purpose established the principles that will apply an entity to present util information to users of financial statements about the nature, amount, opportunity and uncertainty of the income for ordinaries activities and cash flows that it is related to a contract with a client.

This new rule replace the following current rules and interpretations: IAS 18 — Revenue, IAS 11 — Construction contracts, IFRIC 13 — Customer Loyalty Programmes, IFRIC 15 — Agreements for the Construction of Real State, IFRIC 18 — Transfers of Assets from Customers and SIC 31 — Revenue: Barter Transactions involving.

The new model will apply to all contracts with customers, except those that are inside to the scope of the others IFRS, such as leases, insurance contracts and financial instruments.

Application of the standard is mandatory for annual reporting periods starting from January 1, 2018 onward, early application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of the adoption of this rule.

IFRS 16 Leases

On January 2016 was issued IFRS 16, which has as purpose to stablish principles to recognize, measurement, presentation and disclosure of leases contracts, for both lessee and lessor.

This new rule is no different to the previous rule, IAS 17 — Leases, related to the accounting treatment for the lessor.  However, related to the lessee, the new rule requires recognize the assets and liabilities, so eliminate the differences between financial lease and operating lease.

The effective date of application is beginning January 1, 2019.  It is permitted its early application but, only if it is applied IFRS 15 also.

Banco de Chile and its subsidiaries are assessing the impact of this rule.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IAS 7 Statement of Cash Flows

On January 2016, the IASB has published amendments to IAS 7, which has as objective that entities shall provide additional disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including changes from financing cash flows and other changes that are not cash flows.

The amendments are effective for annual periods beginning on or after 1 January 2017, earlier application is permitted.

Banco de Chile and its subsidiaries will apply these requirements, if at date of financial statements there are modifications of liabilities, according described above.

IAS 12 Income Taxes

On January 2016, the IASB has published amendments to IAS 12, to clarify the recognition of deferred tax assets on debt instruments measured at fair value, assessing if the Bank has probability to generate futures fiscal income for use the deductible temporary difference.

The amendments are effective for annual periods beginning on or after 1 January 2017, earlier application is permitted.

This rule will have not impact in Banco de Chile and its subsidiaries.

IAS 28 — Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

On December 2015, the IASB agreed that the amendments should apply in the future, and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

Rules issued by the Superintendency of Banks and Financial Institutions

On March 29, 2016 the Superintendency of Banks and Financial Institutions issued Circular No. 3,604, where it has established a decrease from a 50% to 35% in the percentage of credit equivalent for credit lines with freely available.  In consequence, it has modified the Chapter B-3 of Compendium of accounting rules. This amendment is effective since May 2016.

4.                           Changes in Accounting policies and Disclosures:

During the period ending as of March 31, 2016, there has been no significant accounting changes that affect the presentation of these interim financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events:

a)             On January 28, 2016, in the Ordinary Meeting No. BCH 2832, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on March 24th, 2016, with the objective of proposing, among other matters, the distribution of the Dividend number 204 of $3.37534954173 per each of the 96,129,146,433 shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending on December 31st, 2015, corresponding to the 70% of such income.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other matters, the capitalization of the 30% of the distributable net income of the Bank obtained during the fiscal year ending on December 31st, 2015, through the issuance of fully paid-in shares, of no par value, with a value $64.79 per share, which will be distributed among the shareholders in the proportion of 0.02232718590 shares for each share and to adopt the necessary agreements subject to the exercise of the options established in article 31 of Law 19,396.

Moreover, the Board, according to the established in No. 3.2 Chapter B4 of Compendium of Accounting Standards of the Superintendency of Banks and Financial Institutions, about minimum dividends provision, agreed to establish that since January 2016 it will constitute provision by the 60% of distributable net income that it will be accumulating during the each period.

b)             The Board of Directors of Banco de Chile, in Meeting No. BCH 2,835 held on March 24, 2016, agreed to accept the resignation of the CEO Mr. Arturo Tagle Quiroz, effective April 30, 2016.

Likewise, in the above referred Meeting the Board appointed Mr. Eduardo Ebensperger Orrego as CEO of Banco de Chile, effective May 1, 2016.

Lastly, Mr. Arturo Tagle Quiroz was appointed as advisor to the Board of Directors effective May 1, 2016.

c)              On March 29, 2016 Banco de Chile informed as Essential Information that Central Bank of Chile has communicated to Banco de Chile that the Board of such institution (Consejo), in Special Session No 1967E, held on March 28, 2016, considering the resolutions adopted by the shareholders’ meetings of Banco de Chile of March 24, 2016, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 30% of the net income obtained during the fiscal year ending on December 31, 2015, resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to the letter b) of the article 31 of the law No 19.396, regarding a modification of the way of payment of the subordinated obligation and other applicable legislation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies with annual sales up to 70,000UF, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed 70,000UF, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself.

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

• Banchile Administradora General de Fondos S.A.

• Banchile Asesoría Financiera S.A.

• Banchile Corredores de Seguros Ltda.

• Banchile Corredores de Bolsa S.A.

• Banchile Securitizadora S.A.

• Banchile Trade Services Limited

• Socofin S.A.

• Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.  The accounting policies used to prepare the Bank’s operating segment information are similar as those described in “Summary of Significant Accounting Principles”.  The Bank obtains the majority of its income from: interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually.  Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and applying the following criteria:

•                                The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes is considered the volume of each operation and its contribution margin, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third parties that exceed 10% or more of its total income during the three-month period ended March 31, 2016 and 2015.

Taxes are managed at a corporate level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The following table presents the income by segment for the periods ended March 2016 and 2015 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	March	March	March	March	March	March	March	March	March	March	March	March	March	March
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	212,763	190,270	84,053	70,521	5,015	3,857	(927)	(1,395)	300,904	263,253	267	470	301,171	263,723
Net fees and commissions income (loss)	40,409	34,954	10,426	11,341	(505)	(451)	30,753	30,421	81,083	76,265	(3,673)	(4,164)	77,410	72,101
Other operating income	24	6,835	1,280	13,989	25,656	19,366	6,236	6,615	33,196	46,805	(925)	(1,150)	32,271	45,655
Total operating revenue	253,196	232,059	95,759	95,851	30,166	22,772	36,062	35,641	415,183	386,323	(4,331)	(4,844)	410,852	381,479
Provisions for loan losses	(68,305)	(60,526)	3,485	(5,006)	—	—	(10)	100	(64,830)	(65,432)	—	—	(64,830)	(65,432)
Depreciation and amortization	(5,790)	(5,275)	(1,369)	(1,311)	(67)	(160)	(750)	(640)	(7,976)	(7,386)	—	—	(7,976)	(7,386)
Other operating expenses	(123,038)	(112,553)	(38,523)	(37,080)	(1,847)	(1,778)	(27,057)	(25,065)	(190,465)	(176,476)	4,331	4,844	(186,134)	(171,632)
Income attributable to associates	512	635	136	50	15	—	4	6	667	691	—	—	667	691
Income before income taxes	56,575	54,340	59,488	52,504	28,267	20,834	8,249	10,042	152,579	137,720	—	—	152,579	137,720
Income taxes													(20,052)	(21,005)
Income after income taxes													132,527	116,715

The following table presents assets and liabilities of the period ended March 31, 2016 and December 31, 2015 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	14,854,862	14,431,003	11,631,983	11,866,488	4,001,688	4,362,051	577,797	523,080	31,066,330	31,182,622	(222,600)	(148,929)	30,843,730	31,033,693
Current and deferred taxes													262,096	259,251
Total assets													31,105,826	31,292,944

Liabilities	9,632,282	9,726,434	10,332,307	9,934,304	8,096,903	8,605,278	448,706	374,824	28,510,198	28,640,840	(222,600)	(148,929)	28,287,598	28,491,911
Current and deferred taxes													57,233	60,946
Total liabilities													28,344,831	28,552,857

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                           Cash and Cash Equivalents:

(a)                       Cash and cash equivalents and their reconciliation to the statement of cash flows at each period-end are detailed as follows:

	March 2016	December 2015
	MCh$	MCh$
Cash and due from banks:
Cash(*)	619,303	672,253
Current account with the Chilean Central Bank(*)	85,743	111,330
Deposits in other domestic banks	9,817	9,676
Deposits abroad	221,596	567,963
Subtotal - Cash and due from banks	936,459	1,361,222

Net transactions in the course of collection	206,828	284,204
Highly liquid financial instruments	417,450	407,111
Repurchase agreements	26,930	41,371
Total cash and cash equivalents	1,587,667	2,093,908

(*)    Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)                     Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	March 2016	December 2015
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	185,339	293,908
Funds receivable	442,567	232,138
Subtotal transactions in the course of collection	627,906	526,046

Liabilities
Funds payable	(421,078)	(241,842)
Subtotal transactions in the course of payment	(421,078)	(241,842)
Net transactions in the course of collection	206,828	284,204

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.                           Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	March 2016	December 2015
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	43,446	46,068
Central Bank promissory notes	263,916	103,832
Other instruments issued by the Chilean Government and Central Bank	164,020	100,016

Other instruments issued in Chile
Bonds from domestic banks	20	21
Deposits in domestic banks	692,226	583,217
Other instruments issued in Chile	912	10,420

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	—

Mutual fund investments:
Funds managed by related companies	65,582	23,080
Funds managed by thirds	—	—
Total	1,230,122	866,654

In “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under agreements to repurchase to customers and financial instruments, by an amount of MCh$12,422 as of March 31, 2016 (MCh$9,244 as of December 31, 2015).

Repurchase agreements have an average expiration of 5 days as of period-end (6 days in December 2015).

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$196,409 as of March 31, 2016 (MCh$149,333 as of December 31, 2015).

Agreements to repurchase have an average expiration of 12 days as of period-end (10 days in December 2015).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$23,860 as of March 31, 2016 (MCh$25,303 as of December 31, 2015), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                           Cash collateral on securities borrowed and reverse repurchase agreements:

(a)                       The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of March 31, 2016 and December 31, 2015, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	3,461	—	—	—	—	—	—	—	—	—	—	—	3,461
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	17,502	32,448	14,749	8,704	5,107	1,551	—	—	—	—	—	—	37,358	42,703

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	17,502	35,909	14,749	8,704	5,107	1,551	—	—	—	—	—	—	37,358	46,164

Securities received:

The Bank has received securities that it is allowed to sell or pledge in the absence of default by the owner. As of March 31, 2016 the Bank and its subsidiaries held securities on resell agreements with a fair value of Ch$39,279 million (Ch$46,324 million as of December, 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                           Cash collateral on securities lent and repurchase agreements, continued:

(b)                       The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate.  As of March 31, 2016 and December 31, 2015, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	3,052	—	—	—	—	—	—	—	—	—	—	—	3,052
Central Bank promissory notes	12,364	7,301	—	—	—	—	—	—	—	—	—	—	12,364	7,301
Other instruments issued by the Chilean Government and Central Bank	—	1,942	—	—	—	—	—	—	—	—	—	—	—	1,942

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	169,870	158,156	7,097	13,680	—	—	—	—	—	—	—	—	176,967	171,836
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	182,234	170,451	7,097	13,680	—	—	—	—	—	—	—	—	189,331	184,131

Securities given:

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of March 31, 2016 is Ch$189,208 million (Ch$184,919 million in December 2015). The counterparty is allowed to sell or pledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges:

(a)                       As of March 31, 2016 and 2014, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	—	—	—	—	—	—	19,359	19,222	—	—	4,447	4,189
Interest rate swap	—	—	—	—	14,091	14,947	10,683	11,332	82,394	66,504	116,347	81,271	—	279	13,230	10,360
Total derivatives held for hedging purposes	—	—	—	—	14,091	14,947	10,683	11,332	82,394	66,504	135,706	100,493	—	279	17,677	14,549

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	—	103,638	203,163	201,723	578,093	441,930	187,504	318,240	308,770	306,582	147,411	203,892	13,256	3,666
Total Derivatives held as cash flow hedges	—	—	—	103,638	203,163	201,723	578,093	441,930	187,504	318,240	308,770	306,582	147,411	203,892	13,256	3,666

Derivatives held-for-trading purposes
Currency forward	5,851,614	6,361,172	3,791,332	5,658,682	6,419,003	6,392,029	549,734	1,097,148	60,645	79,217	—	—	240,954	180,616	270,669	207,961
Interest rate swap	1,442,333	1,444,510	2,381,556	3,626,015	7,865,958	8,414,998	9,096,194	9,190,933	4,794,967	5,063,262	5,622,360	5,676,905	236,774	173,365	215,953	159,668
Cross currency swap	244,575	1,283,607	348,349	835,357	2,146,061	1,369,605	2,226,598	2,370,091	1,795,933	1,513,471	2,520,970	2,394,036	471,585	566,412	609,399	737,845
Call currency options	33,519	25,127	73,694	69,802	89,928	77,364	3,172	35	—	—	—	—	752	1,878	1,329	3,689
Put currency options	23,336	16,503	46,361	50,578	63,337	66,038	2,170	35	—	—	—	—	4,696	680	1,375	549
Total derivatives of negotiation	7,595,377	9,130,919	6,641,292	10,240,434	16,584,287	16,320,034	11,877,868	12,658,242	6,651,545	6,655,950	8,143,330	8,070,941	954,761	922,951	1,098,725	1,109,712

Total	7,595,377	9,130,919	6,641,292	10,344,072	16,801,541	16,536,704	12,466,644	13,111,504	6,921,443	7,040,694	8,587,806	8,478,016	1,102,172	1,127,122	1,129,658	1,127,927

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(b)                     Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments.  The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of March 31, 2016 and December 31, 2015:

	March	December
	2016	2015
	MCh$	MCh$
Hedged element
Commercial loans	19,359	19,222
Corporate bonds	223,515	174,054

Hedge instrument
Cross currency swap	19,359	19,222
Interest rate swap	223,515	174,054

(c)                      Cash flow Hedges:

(c.1)              The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of obligations with foreign banks and bonds issued abroad in USA dollars, Hong Kong dollars, Peruvian nuevo sol, Swiss franc, Japanese yens and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the income financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(c.2)              Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge item
Outflows:
Corporate Bond EUR	—	—	—	—	(594)	(602)	(1,187)	(1,207)	(1,187)	(1,207)	(38,702)	(39,340)	(41,670)	(42,356)
Corporate Bond HKD	(1,952)	—	(1,595)	—	(8,561)	(12,852)	(24,171)	(25,658)	(75,014)	(79,631)	(347,537)	(368,924)	(458,830)	(487,065)
Corporate Bond PEN	(307)	—	—	—	(307)	(636)	(15,673)	(16,219)	—	—	—	—	(16,287)	(16,855)
Corporate Bond CHF	(246)	(255)	(1,986)	(108,678)	(160,826)	(166,473)	(358,955)	(279,477)	(123,684)	(217,702)	—	—	(645,697)	(772,585)
Obligation USD	(594)	(678)	—	—	(1,572)	(1,736)	(215,718)	(229,377)	—	—	—	—	(217,884)	(231,791)
Corporate Bond JPY	—	—	(407)	(314)	(66,921)	(66,316)	(48,215)	(1,901)	(30,490)	(76,302)	(30,165)	(29,853)	(176,198)	(174,686)

Hedge instrument
Inflows:
Corporate Bond EUR	—	—	—	—	594	602	1,187	1,207	1,187	1,207	38,702	39,340	41,670	42,356
Cross Currency Swap HKD	1,952	—	1,595	—	8,561	12,852	24,171	25,658	75,014	79,631	347,537	368,924	458,830	487,065
Cross Currency Swap PEN	307	—	—	—	307	636	15,673	16,219	—	—	—	—	16,287	16,855
Cross Currency Swap CHF	246	255	1,986	108,678	160,826	166,473	358,955	279,477	123,684	217,702	—	—	645,697	772,585
Cross Currency Swap USD	594	678	—	—	1,572	1,736	215,718	229,377	—	—	—	—	217,884	231,791
Cross Currency Swap JPY	—	—	407	314	66,921	66,316	48,215	1,901	30,490	76,302	30,165	29,853	176,198	174,686

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(c.2)              Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	March	December	March	December	March	December	March	December	March	December	March	December	March	December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge item
Inflows
Cash flows in CLF	3,819	2,961	6,406	107,007	226,768	231,948	629,420	494,015	212,210	345,015	362,471	359,902	1,441,094	1,540,848

Hedge instrument
Outflows
Cross Currency Swap HKD	(1,622)	—	(603)	—	(6,902)	(9,062)	(18,128)	(17,999)	(63,753)	(63,301)	(290,339)	(288,281)	(381,347)	(378,643)
Cross Currency Swap PEN	(248)	—	—	—	(248)	(493)	(16,250)	(16,135)	—	—	—	—	(16,746)	(16,628)
Cross Currency Swap JPY	—	—	(1,301)	(1,024)	(68,221)	(68,015)	(51,729)	(5,660)	(32,556)	(79,042)	(30,935)	(30,716)	(184,742)	(184,457)
Cross Currency Swap USD	(1,949)	—	—	—	(1,945)	(3,866)	(218,368)	(216,820)	—	—	—	—	(222,262)	(220,686)
Cross Currency Swap CHF	—	(2,961)	(3,985)	(105,983)	(148,943)	(149,493)	(322,906)	(235,376)	(113,856)	(200,642)	—	—	(589,690)	(694,455)
Cross Currency Swap EUR	—	—	(517)	—	(509)	(1,019)	(2,039)	(2,025)	(2,045)	(2,030)	(41,197)	(40,905)	(46,307)	(45,979)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                      Cash flow Hedges, continued:

Respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)             Unrealized gain of fair value adjustment for the period 2016 was Ch$3,992 million (charge to equity) (Ch$5,374  million charge to equity as of March 31, 2015) generated from hedging instruments, which has been recorded in equity. The accumulated net effect for deferred taxes as of March 31, 2016 was a charge to equity of Ch$3,034 million (Ch$4,165 million charge to equity as of March 31, 2015).

The accumulated amount for this concept (net of deferred taxes) as of March 31, 2016 correspond to a debit to equity amounted Ch$14,780 million (debit to equity of Ch$17,814 million as of December 31, 2015).

(c.4)             The net effect in income of derivatives cash flow hedges amount to Ch$65,969 million charged to income in 2016 (Ch$46,838 million debit to income as of March 31, 2015).

(c.5)               As of March 31, 2016 and 2015, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)               As of March 31, 2016 and 2015, the Bank has not hedges of net investments in foreign business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.                    Loans and advances to Banks:

(a)                     Amounts are detailed as follows:

	March 2016	December 2015
	MCh$	MCh$
Domestic Banks
Interbank loans	16,632	25,258
Provisions for loans to domestic banks	(37)	(72)
Interbank loans of liquidity	1,000	20,000
Subtotal	17,595	45,186
Foreign Banks
Interbank loans	155,372	211,573
Chilean exports trade loans	45,664	47,355
Credits with third countries	89,642	91,278
Provisions for loans to foreign banks	(559)	(630)
Subtotal	290,119	349,576
Central Bank of Chile
Non-available Central Bank deposits	1,250,000	1,000,000
Other Central Bank credits	842	433
Subtotal	1,250,842	1,000,433
Total	1,558,556	1,395,195

(b)                   Provisions for loans to banks are detailed below:

	Bank’s Location
	Chile	Abroad	Total
	MCh$	MCh$	MCh$
Detail
Balance as of January 1, 2015	61	755	816
Charge-offs	—	—	—
Provisions established	—	113	113
Provisions released	(1)	—	(1)
Balance as of March 31, 2015	60	868	928
Charge-offs	—	—	—
Provisions established	12	—	12
Provisions released	—	(238)	(238)
Balance as of December 31, 2015	72	630	702
Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	(35)	(71)	(106)
Balance as of March 31, 2016	37	559	596

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, net:

(a.i)               Loans to Customers:

As of March 31, 2016 and December 31, 2015, the composition of the portfolio of loans is the following:

	As of March 31, 2016
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,139,548	132,388	356,498	10,628,434	(158,418)	(82,151)	(240,569)	10,387,865
Foreign trade loans	1,364,176	63,312	50,140	1,477,628	(74,685)	(2,883)	(77,568)	1,400,060
Current account debtors	185,088	2,724	2,263	190,075	(3,619)	(4,206)	(7,825)	182,250
Factoring transactions	446,407	1,890	1,005	449,302	(7,268)	(1,697)	(8,965)	440,337
Student loans	41,360	—	525	41,885	—	(803)	(803)	41,082
Commercial lease transactions (1)	1,337,405	14,628	24,034	1,376,067	(7,247)	(10,623)	(17,870)	1,358,197
Other loans and accounts receivable	47,953	284	6,191	54,428	(1,780)	(3,343)	(5,123)	49,305
Subtotal	13,561,937	215,226	440,656	14,217,819	(253,017)	(105,706)	(358,723)	13,859,096
Mortgage loans
Mortgage bonds	46,853	—	3,339	50,192	—	(53)	(53)	50,139
Transferable mortgage loans	78,357	—	2,199	80,556	—	(112)	(112)	80,444
Other residential real estate mortgage loans	6,262,153	—	109,412	6,371,565	—	(35,040)	(35,040)	6,336,525
Credits from ANAP	16	—	—	16	—	—	—	16
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	7,923	—	401	8,324	—	(151)	(151)	8,173
Subtotal	6,395,302	—	115,351	6,510,653	—	(35,356)	(35,356)	6,475,297
Consumer loans
Consumer loans in installments	2,222,577	—	201,032	2,423,609	—	(163,243)	(163,243)	2,260,366
Current account debtors	302,779	—	2,435	305,214	—	(4,505)	(4,505)	300,709
Credit card debtors	1,023,328	—	17,984	1,041,312	—	(40,366)	(40,366)	1,000,946
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	44	—	748	792	—	(354)	(354)	438
Subtotal	3,548,728	—	222,199	3,770,927	—	(208,468)	(208,468)	3,562,459
Total	23,505,967	215,226	778,206	24,499,399	(253,017)	(349,530)	(602,547)	23,896,852

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers net, continued:

(a.i)               Loans to Customers, continued:

	As of December 31, 2015
	Assets before Allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provision	Group Provision	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,340,497	89,792	383,965	10,814,254	(154,115)	(83,521)	(237,636)	10,576,618
Foreign trade loans	1,318,078	64,849	60,318	1,443,245	(84,282)	(3,286)	(87,568)	1,355,677
Current account debtors	227,063	2,519	9,646	239,228	(5,728)	(4,082)	(9,810)	229,418
Factoring transactions	483,797	2,282	754	486,833	(10,571)	(1,773)	(12,344)	474,489
Commercial lease transactions (1)	1,334,038	15,367	25,651	1,375,056	(6,908)	(11,004)	(17,912)	1,357,144
Other loans and accounts receivable	50,898	257	7,147	58,302	(2,115)	(3,414)	(5,529)	52,773
Subtotal	13,754,371	175,066	487,481	14,416,918	(263,719)	(107,080)	(370,799)	14,046,119
Mortgage loans
Mortgage bonds	49,849	—	3,771	53,620	—	(68)	(68)	53,552
Transferable mortgage loans	82,826	—	1,818	84,644	—	(95)	(95)	84,549
Other residential real estate mortgage loans	6,146,484	—	111,423	6,257,907	—	(34,760)	(34,760)	6,223,147
Credits from ANAP	17	—	—	17	—	—	—	17
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	8,644	—	154	8,798	—	(29)	(29)	8,769
Subtotal	6,287,820	—	117,166	6,404,986	—	(34,952)	(34,952)	6,370,034
Consumer loans
Consumer loans in installments	2,188,881	—	233,217	2,422,098	—	(153,216)	(153,216)	2,268,882
Current account debtors	292,534	—	4,325	296,859	—	(7,476)	(7,476)	289,383
Credit card debtors	991,831	—	24,518	1,016,349	—	(34,968)	(34,968)	981,381
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	50	—	781	831	—	(355)	(355)	476
Subtotal	3,473,296	—	262,841	3,736,137	—	(196,015)	(196,015)	3,540,122
Total	23,515,487	175,066	867,488	24,558,041	(263,719)	(338,047)	(601,766)	23,956,275

(1)                                                  In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of March 31, 2016 MCh$661,127 (MCh$653,225 as of December 31, 2015) correspond to finance leases for real estate and MCh$714,940 (MCh$721,831 as of December 31, 2015), correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, net, continued:

(a.i)     Loans to Customers, continued:

The variation of volumes of non-complying loans it was produced by the adoption of new rule issued by the SBIF.

As of December 31, 2015 the Bank included inside the non-complying loans, with group evaluation, all those operations whose clients meet the following conditions:

•      Past due greater than or equal to 90 days

•      Overdraft no agreed in current account greater than 30 days

•      Client managed by collection area or, in judicial collection

•      To exit of non-complying category is required 6 months of good behavior (past due < 30 days)

According to Circular 3,573 of December 30, 2014 that modified the definition or non-complying loans of portfolio evaluated group, since this period the Bank includes under this concept clients that meet the following conditions:

Entry non-complying loans:

•      Past due greater than or equal to 90 days

•      Renegotiated with past due greater than or equal to 60 days

•      Clients with credits with partial remission or with forced restructuring

Exit non-complying loans:

•      4 months of good behavior (4 payments of consecutives installments)

•      Past due lesser than 30 days

•      Without unpaid debt in the financial system

•      Without new financings

•      Must exist capital amortization

If the debtor has had any credit with partial payments is required have at least 2 payments in a lesser period of six months.

(a.ii)            Impaired Portfolio

As of March 31, 2016 and December 31, 2015, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	13,722,939	13,871,526	494,880	545,392	14,217,819	14,416,918	(253,017)	(263,719)	(105,706)	(107,080)	(358,723)	(370,799)	13,859,096	14,046,119
Mortgage loans	6,395,302	6,287,820	115,351	117,166	6,510,653	6,404,986	—	—	(35,356)	(34,952)	(35,356)	(34,952)	6,475,297	6,370,034
Consumer loans	3,548,728	3,473,296	222,199	262,841	3,770,927	3,736,137	—	—	(208,468)	(196,015)	(208,468)	(196,015)	3,562,459	3,540,122
Total	23,666,969	23,632,642	832,430	925,399	24,499,399	24,558,041	(253,017)	(263,719)	(349,530)	(338,047)	(602,547)	(601,766)	23,896,852	23,956,275

The variation in impaired portfolio between periods March 2016 and December 2015, is due to the change in definition of the non- complying portfolio established in Circular No. 3,584. The above is because the concepts of non-complying loans and impaired loans are equivalent for loans evaluated as a group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, continued:

(b)                     Allowances for loan losses:

Movements in allowances for loan losses during periods 2016 and 2015 are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2015	206,022	322,593	528,615
Charge-offs:
Commercial loans	(2,464)	(10,820)	(13,284)
Mortgage loans	—	(482)	(482)
Consumer loans	—	(52,253)	(52,253)
Total charge-offs	(2,464)	(63,555)	(66,019)
Sales or transfers of credit	(271)	—	(271)
Allowances established	8,082	68,587	76,669
Balance as of March 31, 2015	211,369	327,625	538,994
Charge-offs:
Commercial loans	(10,762)	(33,940)	(44,702)
Mortgage loans	—	(2,073)	(2,073)
Consumer loans	—	(143,762)	(143,762)
Total charge-offs	(10,762)	(179,775)	(190,537)
Sales or transfers of credit	(2,419)	—	(2,419)
Purchase of loans	12,329	—	12,329
Allowances established	53,202	190,197	243,399
Balance as of December 31, 2015	263,719	338,047	601,766
Charge-offs:
Commercial loans	(4,967)	(11,136)	(16,103)
Mortgage loans	—	(579)	(579)
Consumer loans	—	(50,005)	(50,005)
Total charge-offs	(4,967)	(61,720)	(66,687)
Sales or transfers of credit	(5,228)	—	(5,228)
Allowances established	—	73,203	73,203
Allowances released	(507)	—	(507)
Balance as of March 31, 2016	253,017	349,530	602,547

In addition to these allowances for loan losses, the Bank also establishes a country risk provisions to hedge foreign transactions and additional provisions agreed upon by the Board of Directors, which are presented within liabilities in “Provisions” (Note 24).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, continued:

Other Disclosures:

1.                  As of March 31, 2016 and December 31, 2015, the Bank and its subsidiaries have made purchases and sales of loan portfolios.  The effect in income is no more than 5% of net income before taxes, as described in Note 12 (d).

2.                  As of March 31, 2016 and December 31, 2015 the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and it has been transferred all or substantially all risks and benefits related to these financial assets. (See Note No. 12 letter (e)).

(c)                      Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable(*)
	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	461,742	460,004	(53,724)	(54,353)	408,018	405,651
Due after 1 year but within 2 years	331,615	333,374	(40,188)	(39,913)	291,427	293,461
Due after 2 years but within 3 years	217,804	218,308	(27,635)	(27,287)	190,169	191,021
Due after 3 years but within 4 years	152,642	152,329	(19,299)	(19,090)	133,343	133,239
Due after 4 years but within 5 years	103,494	106,806	(13,840)	(13,652)	89,654	93,154
Due after 5 years	288,812	281,489	(31,833)	(30,492)	256,979	250,997
Total	1,556,109	1,552,310	(186,519)	(184,787)	1,369,590	1,367,523

(*)    The net balance receivable does not include past-due portfolio totaling MCh$6,477 as of March 31, 2016 (MCh$7,533 as of December 31, 2015).

The leasing contracts are related to industrial machinery, vehicles and computer equipment. The leasing contracts have an average life of between 3 and 8 years.

(d)                       Purchase of credits:

During 2015 the Bank acquired loans portfolio whose nominal value amounted to Ch$649,144 million. The major acquisition was the purchase of a local bank portfolio (Banco Penta)

During the period between January 1, 2016 and March 31, 2016 it was not made loan portfolio purchases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.                    Loans to Customers, continued:

(e)                        Sale or transfer of credits from the loans to customers:

During the period 2015 and 2014 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio, according the following:

	As of March 31, 2016
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$
Sale of outstanding loans	13,170	(5,228)	10,252	2,310
Sale of writte — off loans	—	—	—	—
Total	13,170	(5,228)	10,252	2,310

	As of March 31, 2015
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$
Sale of outstanding loans	310	(271)	310	271
Sale of writte — off loans	—	—	—	—
Total	310	(271)	310	271

(f)                         Securitization of own assets

During the period as of March 31, 2016 and 2015, there is no transactions of securitization of own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                    Investment Securities:

As of March 31, 2016 and December 31, 2015, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	March 2016			December 2015
	Available- for-sale	Held to maturity	Total	Available- for -sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile	21,628	—	21,628	36,258	—	36,258
Bonds issued by the Chilean Government and Central Bank	—	—	—	—	—	—
Promissory notes issued by the Chilean Government and Central Bank	54,838	—	54,838	50,250	—	50,250
Other instruments

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	87,119	—	87,119	87,610	—	87,610
Bonds from domestic banks	53,838	—	53,838	83,960	—	83,960
Deposits from domestic banks	229,236	—	229,236	450,976	—	450,976
Bonds from other Chilean companies	12,044	—	12,044	17,766	—	17,766
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments	183,372	—	183,372	191,537	—	191,537

Instruments issued abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	136,119	—	136,119	81,644	—	81,644
Total	778,194	—	778,194	1,000,001	—	1,000,001

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.                    Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions; totaling MCh$3,054 as of December 31, 2015, no balance for this concept as of March 31, 2016.  The repurchase agreements have an average maturity of 6 days as of December 31, 2015.

In instruments issued abroad are included mainly bank bonds and shares and equity investments instruments.

As of March 31, 2016, the portfolio of financial assets available-for-sale includes a net unrealized gain of MCh$40,080, net of tax (net unrealized gain of MCh$39,836 as of December 31, 2015), recorded in other comprehensive income within equity.

During 2016 and 2015, there is no evidence of impairment of financial assets available-for-sale.

Realized gains and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as available-for-sale. In addition, any unrealized gain or loss previously recognized in equity for these investments is reversed and recorded in the Consolidated Statements of Comprehensive Income.

Gross profits and losses realized on the sale of available-for-sale investments as of March 31, 2016 and 2015 are shown in Note 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available-for-sale investments for the three-month period ended as of March 31, 2016 and 2015 are as follows:

	March 2016	March 2015
	MCh$	MCh$

Unrealized (losses)/gains during the period	(29)	14,224
Realized (losses)/gains (reclassified)	349	(6,907)
Subtotal (losses)/gains during the period	320	7,317
Income tax	(76)	(1,582)
Total unrealized (losses)/gains during the period	244	5,735

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.                    Investments in Other Companies:

(a)                       This item includes investments in other companies for an amount of MCh$28,718 as of March 31, 2016 (MCh$28,126 as of December 31, 2015), which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		March	December	March	December	March	December	March	December
Company	Shareholder	2016	2015	2016	2015	2016	2015	2016	2015
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	41,260	40,302	10,792	10,542	251	406
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	12,984	12,758	2,597	2,552	45	61
Soc.Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	9,664	9,472	2,494	2,444	71	118
Redbanc S.A.	Banco de Chile	38.13	38.13	5,578	5,419	2,127	2,066	87	99
Sociedad Imerc OTC S.A.	Banco de Chile	11.48	11.48	10,098	9,823	1,159	1,128	27	(48)
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	3,353	3,252	1,118	1,084	37	30
Soc.Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	5,043	4,955	756	743	22	22
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	2,768	2,656	742	712	30	(43)
Subtotal Associates				90,748	88,637	21,785	21,271	570	645

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	7,808	7,778	3,904	3,889	15	(7)
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,509	1,378	755	689	66	39
Subtotal Joint Ventures				9,317	9,156	4,659	4,578	81	32

Subtotal				100,065	97,793	26,444	25,849	651	677

Investments valued at cost(1)
Bolsa de Comercio de Santiago S.A.						1,646	1,646	—	—
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	16	14
Bolsa Electrónica de Chile S.A.						257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						54	57	—	—
CCLV Contraparte Central S.A.						8	8	—	—
Subtotal						2,274	2,277	16	14
Total						28,718	28,126	667	691

(1)    Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies, continued:

(b)                       The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2016 and 2015 are detailed as follows:

	March 2016	March 2015
	MCh$	MCh$

Initial book value	28,126	25,312
Acquisition of investments	—	—
Participation in net income	651	677
Dividends receivable	(60)	(75)
Dividends received	—	72
Payment of dividends	1	(69)
Total	28,718	25,917

(c)                        During the three-month period ended as of March 31, 2016 and December 31, 2015 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets:

(a)       As of March 31, 2016 and December 31, 2015 intangible assets are detailed as follows:

							Accumulated
	Years						Amortization and
	Useful Life		Remaining amortization		Gross balance		Impairment		Net balance
	March	December	March	December	March	December	March	December	March	December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	4	4	100,755	100,000	(74,291)	(73,281)	26,464	26,719
Total					100,755	100,000	(74,291)	(73,281)	26,464	26,719

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                    Intangible Assets, continued:

(b)                       Movements in intangible assets during the three-month period ended as of March 31, 2016 and December 31, 2015 are as follows:

	March 2016
	Software or computer programs	Other intangibles	Total
	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2016	100,000	—	100,000
Acquisition	1,855	—	1,855
Disposals/ write-downs	(1,100)	—	(1,100)
Impairment loss(*)	—	—	—
Total	100,755	—	100,755

Accumulated Amortization
Balance as of January 1, 2016	(73,281)	—	(73,281)
Amortization for the period(*)	(2,110)	—	(2,110)
Disposals/ write-downs	1,100	—	1,100
Total	(74,291)	—	(74,291)

Balance as of March 31, 2016	26,464	—	26,464

	December 2015
	Software or computer programs	Other intangibles	Total
	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2015	92,225	—	92,225
Acquisition	8,519	—	8,519
Disposals/ write-downs	(685)	—	(685)
Impairment loss(*)	(59)	—	(59)
Total	100,000	—	100,000

Accumulated Amortization
Balance as of January 1, 2015	(65,632)	—	(65,632)
Amortization for the period(*)	(8,331)	—	(8,331)
Disposals/ write-downs	682	—	682
Total	(73,281)	—	(73,281)

Balance as of December 31, 2015	26,719	—	26,719

(*)                       See Note No. 35 Depreciation, amortization and impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                    Intangible Assets, continued:

(c)                        As of March 31, 2016 and December 31, 2015, the Bank has the following technological developments:

	Amount of Commitment
	March	December
Detail	2016	2015
	MCh$	MCh$

Software and licenses	3,838	5,779

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment:

(a)                       The detail of this item as of March 31, 2016 and December 31, 2015 is as follow:

	Gross balance		Accumulated depreciation		Net Balance
	March	December	March	December	March	December
	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type Property and equipment:

Land and Buildings	294,528	292,166	(128,630)	(126,568)	165,898	165,598
Equipment	169,442	167,874	(130,317)	(127,644)	39,125	40,230
Others	48,143	47,960	(38,525)	(38,117)	9,618	9,843
Total	512,113	508,000	(297,472)	(292,329)	214,641	215,671

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment, continued:

(b)                       As of March 31, 2016 and December 31, 2015, this account and its movements are detailed as follows:

	March 2016
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2016	292,166	167,874	47,960	508,000
Reclasifications	—	—	—	—
Additions	2,362	2,020	375	4,757
Disposals/write-downs	—	(448)	(192)	(640)
Transfers	—	—	—	—
Impairment loss (*)	—	(4)	—	(4)
Total	294,528	169,442	48,143	512,113

Accumulated Depreciation
Balance as of January 1, 2016	(126,568)	(127,644)	(38,117)	(292,329)
Reclasifications	—	—	—	—
Depreciation charges in the period (*)(**)	(2,062)	(3,104)	(608)	(5,774)
Sales and disposals in the period	—	448	183	631
Transfers	—	(17)	17	—
Total	(128,630)	(130,317)	(38,525)	(297,472)

Balance as of March 31, 2016	165,898	39,125	9,618	214,641

	December 2015
	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2015	285,755	151,911	43,773	481,439
Reclassifications	625	—	859	1,484
Acquisitions	7,909	18,746	4,821	31,476
Disposals	(2,051)	(2,769)	(1,381)	(6,201)
Transfers	—	(11)	11	—
Impairment loss (***)	(72)	(3)	(123)	(198)
Total	292,166	167,874	47,960	508,000

Accumulated Depreciation
Balance as of January 1, 2015	(120,084)	(119,842)	(36,110)	(276,036)
Reclassifications	(110)	—	(882)	(992)
Depreciation of period (**)	(8,117)	(10,567)	(2,143)	(20,827)
Disposals and sales of period	1,743	2,764	1,019	5,526
Transfers	—	1	(1)	—
Total	(126,568)	(127,644)	(38,117)	(292,329)

Balance as of December 31, 2015	165,598	40,230	9,843	215,671

(*)                       See Note No. 35 Depreciation, Amortization and Impairment.

(**)                This amount does not include depreciation charges of the period for investments properties. This amount is included in item “Other Assets” for MCh$92 (MCh$379 as of December 31, 2015).

(***)         This amount does not include charge-offs provision of Property and Equipment of MCh$6 as of December 31, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment, continued:

(c)                        As of March 31, 2016 and 2015, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

		March 2016
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease Agreements	7,948	2,637	5,240	20,696	41,732	26,364	39,912	136,581

		March 2015
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	7,539	2,491	4,892	20,243	38,975	28,110	42,311	137,022

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s Interim Condensed Consolidated Statement of Financial Position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(d)                       As of March 31, 2016 and 2015, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of March 31, 2016 and as of December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current Taxes and Deferred Taxes:

(a)                       Current Taxes:

As of each period end, the Bank and its subsidiaries have established a First Category Income Tax Provision determined in accordance with current tax laws.  This provision is presented net of recoverable taxes, detailed as follows:

	March	December
	2016	2015
	MCh$	MCh$

Income taxes	18,858	121,585
Tax from previous period	117,942	—
Tax on non-deductible expenses (35%)	550	2,805
Less:
Monthly prepaid taxes (PPM)	(114,385)	(94,813)
Credit for training expenses	(1,769)	(1,931)
Contributions Real Estate	—	(896)
Others	(3,090)	(2,036)
Total	18,106	24,714

Tax rate	24.0%	22.5%

	March	December
	2016	2015
	MCh$	MCh$

Current tax assets	4,219	3,279
Current tax liabilities	(22,325)	(27,993)
Total tax receivable (payable)	(18,106)	(24,714)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current Taxes and Deferred Taxes, continued:

(b)       Income Tax:

The Bank’s tax expense recorded for the three-month period ended as of March 31, 2016 and 2015 as follows:

	March	March
	2016	2015
	MCh$	MCh$
Income tax expense:
Current year taxes	19,816	17,198
Subtotal	19,816	17,198
Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	1,491	5,397
Effect of exchange rates on deferred tax	(1,517)	(1,160)
Subtotal	26	4,237
Non-deductible expenses (Art. 21 Income Tax Law)	550	511
Others	(288)	(941)
Net charge to income for income taxes	20,052	21,005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(c)       Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of March 31, 2016 and 2015:

	March		March
	2016		2015
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	24.00	36,619	22.50	30,987
Additions or deductions	(0.48)	(739)	(0.31)	(433)
Subordinated debt	(5.30)	(8,086)	(5.86)	(8,074)
Price-level restatement	(4.72)	(7,201)	0.02	25
Non-deductible expenses tax	0.36	550	0.37	511
Effect in deferred taxes (changes in tax rate)	(0.99)	(1,517)	(0.84)	(1,160)
Other	0.28	426	(0,62)	(851)
Effective rate and income tax expense	13.15	20,052	15.26	21,005

The effective rate for income tax for the period ended as of March 31, 2016 is 13.15% (15.26% in March 2015).

On December 29, 2015, Law 20,780 published in the Official Journal, amended the income tax and introduces various adjustments in the tax system.

On February 8, 2016, it was published Law 20,899, which made changes to the Law 20,780, specifically as it is related to the regime applicable to corporations.

Article 8 of Law 20,899, it established that corporations must apply the tax regime of first category with partial deduction of the credit in the final taxes and it has maintained transiently the increased tax rates first category according to the following table:

Year	Rate
2014	21.00%
2015	22.50%
2016	24.00%
2017	25.50%
2018	27.00%

The effect on income by deferred taxes produced by the tax rate change was a credit in income for an amount of Ch$1,517 million (Ch$1,160 million in 2015)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current and Deferred Taxes, continued:

(d)       Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December 31,	Effect		Balances as of March 31,
	2015	Income	Equity	2016
	MCh$	MCh$	MCh$	MCh$

Debit Differences:
Allowances for loan losses	178,168	(896)	—	177,272
Personnel provisions	7,867	(3,946)	—	3,921
Staff vacation	6,268	36	—	6,304
Accrued interests and indexation adjustments from impaired loans	4,024	(212)	—	3,812
Staff severance indemnities provisions	1,352	(69)		1,283
Provision of credit cards expenses	13,628	(280)		13,348
Provision of accrued expenses	11,788	1,249		13,037
Leasing	18,239	5,079	—	23,318
Other adjustments	14,638	944	—	15,582
Total debit differences	255,972	1,905	—	257,877

Credit Differences:
Depreciation and price-level restatement of property and equipment	13,163	455	—	13,618
Adjustment for valuation of financial assets available-for-sale	12,582	—	76	12,658
Transitory assets	2,640	972	—	3,612
Loans accrued to effective rate	2,565	(535)	—	2,030
Other adjustments	2,003	987	—	2,990
Total credit differences	32,953	1,879	76	34,908

Deferred tax assets (liabilities), net	223,019	26	(76)	222,969

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.       Current Taxes and Deferred Taxes, continued

(d)       Effect of deferred taxes on income and equity:

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as			Balance as			Balance as
	of			of			of
	December	Effect		March 31,	Effect		December 31,
	31, 2014	Income	Equity	2014	Income	Equity	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	146,562	3,204	—	149,766	28,402	—	178,168
Personnel provisions	9,314	(6,250)	—	3,064	4,803	—	7,867
Staff vacations	5,489	107	—	5,596	672	—	6,268
Accrued interest and indexation adjustments from impaired loans	3,738	(136)	—	3,602	422	—	4,024
Staff severance indemnities provision	1,460	(84)	—	1,376	(33)	9	1,352
Provisions of credit card expenses	10,637	248	—	10,885	2,743	—	13,628
Provisions of accrued expenses	11,466	848	101	12,415	(628)	1	11,788
Leasing	—	—	—	—	18,239	—	18,239
Other adjustments	14,203	(1,099)	—	13,104	1,534	—	14,638
Total debit differences	202,869	(3,162)	101	199,808	56,154	10	255,972
Credit differences:
Depreciation of property and equipment and investment properties	14.304	(324)	—	13,980	(817)	—	13,163
Adjustment for valuation financial assets available-for-sale	9.860	—	1,582	11,442	—	1,140	12,582
Leasing equipment	2.992	(109)	—	2,883	(2,883)	—	—
Transitory assets	2.478	1,172	—	3,650	(1,010)	—	2,640
Derivative instruments adjustment	13	(9)	—	4	(4)	—	—
Accrued interest to effective rate	2,308	(242)	—	2,066	499	—	2,565
Other adjustments	3,074	587	—	3,661	(1,658)	—	2,003
Total credit differences	35.029	1,075	1,582	37,686	(5,873)	1,140	32,953

Total Assets (Liabilities) net	167.840	(4,237)	(1,481)	162,122	62,027	(1,130)	223,019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                    Other Assets:

(a)                     Item detail:

At the end of each period, other assets are detailed as follows:

	March	December
	2016	2015
	MCh$	MCh$

Assets held for leasing(*)	98,887	117,332

Assets received or awarded as payment(**)
Assets awarded in judicial sale	3,411	5,644
Assets received in lieu of payment	221	785
Provision for assets received in lieu of payment	(93)	(176)
Subtotal	3,539	6,253

Other Assets
Deposits by derivatives margin	184,673	226,213
Other accounts and notes receivable	21,360	20,769
Investment properties	14,949	15,041
Servipag available funds	14,663	13,922
Documents intermediated(***)	13,015	30,729
Prepaid expenses	11,697	6,915
VAT receivable	8,666	10,143
Recoverable income taxes	8,396	8,718
Commissions receivable	6,714	7,558
Pending transactions	2,842	3,472
Rental guarantees	1,755	1,743
Accounts receivable for sale of assets received in lieu of payment	694	752
Materials and supplies	632	643
Recovered leased assets for sale	521	625
Others	13,285	13,670
Subtotal	303,862	360,913
Total	406,288	484,498

(*)	These correspond to property and equipment to be given under a finance lease.

(**)

Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.0064% (0.0227% as of December 31, 2015) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are non- current assets available-for-sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, which indicate to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater.

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                    Other Assets, continued:

(b)                       Movements in the provision for assets received in lieu of payment during the three-month period ended as of March 31, 2016 and 2015 are detailed as follows:

MCh$

Balance as of January 1, 2015	207
Provisions used	(14)
Provisions established	32
Provisions released	—
Balance as of March 31, 2015	225
Provisions used	(166)
Provisions established	117
Provisions released	—
Balance as of December 31, 2015	176
Provisions used	(142)
Provisions established	59
Provisions released	—
Balance as of March 31, 2016	93

19.                    Current accounts and Other Demand Deposits:

At the end of each period, current accounts and other demand deposits are detailed as follows:

	March	December
	2016	2015
	MCh$	MCh$

Current accounts	6,387,856	6,900,590
Other demand deposits	1,012,596	892,485
Other demand deposits and accounts	456,400	533,973
Total	7,856,852	8,327,048

20.                    Savings accounts and Time Deposits:

At the end of each period, savings accounts and time deposits are detailed as follows:

	March	December
	2016	2015
	MCh$	MCh$

Time deposits	10,384,473	9,529,974
Term savings accounts	210,440	205,171
Other term balances payable	135,992	172,547
Total	10,730,905	9,907,692

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                    Borrowings from Financial Institutions:

(a)                     At the end of each period, borrowings from financial institutions are detailed as follows:

	March	December
	2016	2015
	MCh$	MCh$

Domestic banks	—	—

Foreign banks
Foreign trade financing
Citibank N.A.	260,972	283,803
The Bank of New York Mellon	123,727	149,617
Canadian Imperial Bank of Commerce	114,177	166,918
HSBC Bank	113,971	121,027
Bank of America	106,657	150,208
Bank of Nova Scotia	88,946	94,298
Toronto Dominion Bank	60,154	63,788
Wells Fargo Bank	57,048	112,933
Standard Chartered Bank	54,152	56,975
Bank of Montreal	36,738	92,096
Sumitomo Mitsui Banking	33,395	35,421
ING Bank	30,150	31,873
Zuercher Kantonalbank	14,044	22,011
Commerzbank A.G.	1,672	1,446
Others	357	840
Borrowings and other obligations
Wells Fargo Bank	100,421	106,463
Citibank N.A.	9,233	37,571
Others	1,545	2,333
Subtotal	1,207,359	1,529,621

Chilean Central Bank	5	6

Total	1,207,364	1,529,627

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                    Borrowings from Financial Institutions, continued:

(b)                     Chilean Central Bank Obligations

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	March 2016	December 2015
	MCh$	MCh$

Borrowings and other obligations	—	—
Total credit lines for the renegotiation of loans	5	6
Total	5	6

22.                    Debt Issued:

At the end of each period, debt issued is detailed as follows:

	March	December
	2016	2015
	MCh$	MCh$

Mortgage bonds	42,385	46,381
Bonds	5,133,727	5,270,214
Subordinated bonds	781,447	785,613
Total	5,957,559	6,102,208

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

During the period ended as of March 31, 2016, Banco de Chile issued bonds by an amount of MCh$126,570, of which corresponds to Unsubordinated bonds and Commercial papers by an amount of MCh$19,367 million and MCh$107,203 respectively, according to the following details:

Bonds

Serie	Amount MCh$	Terms Years	Rate %	Currency	Issue date	Maturity date
BCHIAI0213	8,497	10	3.60	UF	01/29/2016	01/29/2026
BCHIAM0413	10,870	10	3.60	UF	02/18/2016	02/18/2026
Total as of March 31, 2016	19,367

Commercial Papers

Series	MCh$	Interest rate %	Currency	Issued date	Maturity date

MERRILL LYNCH	14,717	0.94	USD	01/04/2016	07/05/2016
GOLDMAN SACHS	30,879	0.70	USD	01/05/2016	04/04/2016
GOLDMAN SACHS	10,883	0.62	USD	01/14/2016	04/13/2016
WELLS FARGO BANK	10,810	0.95	USD	01/25/2016	07/22/2016
WELLS FARGO BANK	10,723	0.75	USD	01/27/2016	05/23/2016
MERRILL LYNCH	11,362	0.95	USD	01/28/2016	07/27/2016
MERRILL LYNCH	3,551	0.75	USD	01/28/2016	05/27/2016
JP.MORGAN CHASE	3,534	0.90	USD	02/03/2016	08/02/2016
WELLS FARGO BANK	10,744	0.68	USD	02/03/2016	05/04/2016
Total as of March 31, 2016	107,203

As of March 31, 2016 the Bank has no issued subordinated bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

During the period ended as of December 31, 2015, Banco de Chile issued bonds by an amount of MCh$2,470,407, of which corresponds to Unsubordinated bonds and commercial papers by an amount of MCh$1,342,224 and MCh$1,128,183 respectively, according to the following details:

Bonds

Serie	Amount MCh$	Terms Years	Rate %	Currency	Issue date	Maturity date
BCHIAI0213	17,132	6	3.40	UF	02/17/2015	02/17/2021
BCHIAM0413	40,425	8	3.60	UF	02/20/2015	02/20/2023
BCHIAB1211	80,282	15	3.50	UF	27/02/2015	02/27/2030
BCHIAM0413	4,881	8	3.60	UF	03/13/2015	03/13/2023
BCHIAM0413	5,972	8	3.60	UF	03/19/2015	03/19/2023
BCHIAM0413	11,225	8	3.60	UF	04/06/2015	04/06/2023
BCHIAM0413	2,673	8	3.60	UF	04/07/2015	04/07/2023
BCHIAZ0613	53,874	14	3.60	UF	04/17/2015	04/17/2029
BONO USD	30,596	6	LIBOR 3 M + 0.69	USD	04/30/2015	04/30/2021
BCHIAM0413	15,242	8	3.60	UF	05/08/2015	05/08/2023
BCHIAP0213	29,715	9	3.60	UF	05/15/2015	05/15/2024
BCHIAP0213	7,435	9	3.60	UF	05/18/2015	05/18/2024
BCHIAP0213	2,658	9	3.60	UF	05/22/2015	05/22/2024
BCHIAP0213	13,308	9	3.60	UF	05/27/2015	05/27/2024
BCHIAO0713	14,072	8	3.40	UF	06/09/2015	06/09/2023
BCHIAO0713	21,146	8	3.40	UF	06/10/2015	06/10/2023
BCHIAO0713	4,518	8	3.40	UF	06/15/2015	06/15/2023
BCHIAO0713	4,653	8	3.40	UF	06/16/2015	06/16/2023
BCHIAO0713	10,639	8	3.40	UF	06/18/2015	06/18/2023
BCHIAO0713	9,315	8	3.40	UF	06/23/2015	06/23/2023
BCHIAW0213	80,003	13	3.60	UF	06/25/2015	06/25/2028
BCHIAO0713	22,367	8	3.40	UF	07/03/2015	07/03/2023
BCHIAO0713	3,692	8	3.40	UF	07/07/2015	07/07/2023
BCHIAX0613	16,068	13	3.60	UF	07/08/2015	07/08/2023
BCHIAX0613	37,494	13	3.60	UF	07/09/2015	09/09/2028
BCHIAO0713	4,255	8	3.40	UF	07/10/2015	07/10/2023
BCHIAO0713	2,681	8	3.40	UF	07/22/2015	07/22/2023
BCHIAS0513	9,550	10	3.60	UF	07/28/2015	07/28/2025
BCHIUY1211	80,744	14	3.50	UF	08/06/2015	08/06/2029
BCHIAS0513	9,334	10	3.60	UF	08/13/2015	08/13/2025
BCHIAK0613	81,154	7	3.40	UF	08/14/2015	08/14/2022
BCHIAS0513	3,297	10	3.60	UF	08/18/2015	08/18/2025
BCHIAS0513	6,046	10	3.60	UF	08/19/2015	08/19/2025
BCHIUW1011	54,750	13	3.50	UF	08/24/2015	08/24/2028
BCHIUW1011	55,117	13	3.50	UF	08/31/2015	08/31/2028
BCHIAN0513	54,642	8	3.60	UF	10/07/2015	10/07/2023
BCHIAS0513	4,127	10	3.60	UF	10/14/2015	10/14/2025
BCHIUX0212	80,796	13	3.50	UF	10/14/2015	10/14/2028
BONO HKD	53,957	10	3.05	HKD	10/20/2015	10/20/2025
BCHIAQ0213	81,748	10	3.60	UF	11/06/2015	11/06/2025
BCHIAT0613	82,318	11	3.50	UF	11/06/2015	11/06/2026
BCHIAR0613	62,985	10	3.60	UF	11/06/2015	11/06/2025
BONO EUR	35,880	10	1.66	EUR	11/16/2015	11/16/2025
BONO USD	35,411	5	LIBOR 3 M + 1.15	USD	12/16/2015	12/16/2020
BCHIAS0513	4,047	10	3.60	UF	12/18/2015	12/18/2025
Total as of December 31, 2015	1,342,224

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Commercial Papers

Series	Amount MCh$	Rate %	Currency	Issued date	Maturity date

MERRILL LYNCH	15,425	0.32	USD	01/05/2015	04/06/2015
GOLDMAN SACHS	15,380	0.33	USD	01/07/2015	04/09/2015
GOLDMAN SACHS	30,638	0.33	USD	01/08/2015	04/08/2015
WELLS FARGO BANK	12,255	0.32	USD	01/08/2015	04/08/2015
WELLS FARGO BANK	3,077	0.43	USD	01/12/2015	07/13/2015
MERRILL LYNCH	9,421	0.46	USD	01/21/2015	07/21/2015
MERRILL LYNCH	9,421	0.60	USD	01/21/2015	10/16/2015
JP.MORGAN CHASE	49,944	0.37	USD	01/22/2015	04/22/2015
WELLS FARGO BANK	16,262	0.32	USD	02/10/2015	05/11/2015
WELLS FARGO BANK	2,502	0.47	USD	02/10/2015	08/10/2015
JP.MORGAN CHASE	48,215	0.35	USD	03/03/2015	06/02/2015
WELLS FARGO BANK	4,393	0.82	USD	03/06/2015	03/04/2016
MERRILL LYNCH	15,690	0.42	USD	03/06/2015	08/06/2015
JP.MORGAN CHASE	31,395	0.35	USD	03/09/2015	06/08/2015
WELLS FARGO BANK	2,569	0.48	USD	03/17/2015	09/14/2015
MERRILL LYNCH	4,975	0.42	USD	03/20/2015	08/06/2015
MERRILL LYNCH	3,122	0.48	USD	03/23/2015	09/17/2015
JP.MORGAN CHASE	31,951	0.38	USD	03/23/2015	06/22/2015
WELLS FARGO BANK	25,079	0.35	USD	03/30/2015	06/30/2015
JP.MORGAN CHASE	37,467	0.48	USD	04/06/2015	10/02/2015
JP.MORGAN CHASE	14,519	0.38	USD	04/06/2015	07/06/2015
GOLDMAN SACHS	42,858	0.35	USD	04/08/2015	07/08/2015
CITIBANK N.A.	15,506	0.35	USD	04/10/2015	07/06/2015
JP.MORGAN CHASE	16,524	0.40	USD	04/17/2015	08/17/2015
JP.MORGAN CHASE	49,536	0.40	USD	04/22/2015	08/03/2015
WELLS FARGO BANK	15,856	0.34	USD	05/11/2015	08/10/2015
JP.MORGAN CHASE	48,721	0.40	USD	06/02/2015	09/02/2015
JP.MORGAN CHASE	31,567	0.40	USD	06/08/2015	09/08/2015
WELLS FARGO BANK	3,796	0.52	USD	06/19/2015	12/16/2015
JP.MORGAN CHASE	32,321	0.36	USD	06/22/2015	09/17/2015
WELLS FARGO BANK	2,620	0.27	USD	06/30/2015	09/17/2015
WELLS FARGO BANK	10,162	0.37	USD	06/30/2015	10/02/2015
WELLS FARGO BANK	12,782	0.59	USD	06/30/2015	01/05/2016
JP.MORGAN CHASE	15,222	0.39	USD	07/06/2015	10/05/2015
CITIBANK N.A.	16,030	0.36	USD	07/06/2015	10/05/2015
GOLDMAN SACHS	45,651	0.36	USD	07/08/2015	10/08/2015
MERRILL LYNCH	10,419	0.72	USD	07/21/2015	04/15/2016
WELLS FARGO BANK	3,390	0.54	USD	08/04/2015	02/03/2016
WELLS FARGO BANK	33,904	0.31	USD	08/04/2015	09/30/2015
MERRILL LYNCH	19,664	0.36	USD	08/04/2015	11/04/2015
MERRILL LYNCH	22,323	0.36	USD	08/06/2015	11/04/2015
WELLS FARGO BANK	11,549	0.93	USD	08/06/2015	08/04/2016
WELLS FARGO BANK	6,773	0.36	USD	08/07/2015	11/13/2015
WELLS FARGO BANK	6,740	0.93	USD	08/10/2015	08/05/2016
WELLS FARGO BANK	13,634	0.45	USD	08/11/2015	12/08/2015
CITIBANK N.A.	18,710	0.45	USD	08/18/2015	11/16/2015
JP.MORGAN CHASE	69,151	0.51	USD	09/02/2015	12/02/2015
JP.MORGAN CHASE	34,541	0.51	USD	09/08/2015	12/08/2015
JP.MORGAN CHASE	42,393	0.50	USD	10/02/2015	/0105/2016
CITIBANK N.A.	17,092	0.50	USD	10/05/2015	01/08/2016
JP.MORGAN CHASE	17,092	0.50	USD	10/05/2015	01/08/2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Commercial Papers, continued

Series	Amount MCh$	Rate %	Currency	Issued date	Maturity date

MERRILL LYNCH	10,224	0.78	USD	10/14/2015	07/11/2016
MERRILL LYNCH	13,829	0.65	USD	11/04/2015	05/04/2016
MERRILL LYNCH	26,100	0.45	USD	11/04/2015	02/03/2016
WELLS FARGO BANK	3,554	0.82	USD	12/15/2015	06/13/2016
MERRILL LYNCH	4,249	1.10	USD	12/17/2015	12/13/2016
Total as of December 31, 2015	1,128,183

As of December 31, 2015 the Bank has no issued subordinated bonds.

The Bank has not had breaches of capital and interest with respect to its debts instruments and has complied with its debt covenants and other compromises related to debt issued during periods 2016 and 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.                    Other Financial Obligations:

At the end of each period, other financial obligations are detailed as follows:

	March	December
	2016	2015
	MCh$	MCh$

Other chilean obligations	135,165	132,136
Public sector obligations	40,101	40,945
Other abroad obligations	—	—
Total	175,266	173,081

24.                    Provisions:

(a)                       At the end of each period, provisions and accrued expenses are detailed as follows:

	March	December
	2016	2015
	MCh$	MCh$

Provision for minimum dividends	66,641	324,469
Provisions for personnel benefits and payroll expenses	54,012	74,791
Provisions for contingent loan risks	61,835	59,213
Provisions for contingencies:
Additional loan provisions(*)	161,177	161,177
Country risk provisions	4,179	4,260
Other provisions for contingencies	15,231	15,133
Total	363,075	639,043

(*)     As of March 31, 2016 it was not entered additional provision (Ch$30,921 during period 2015). See Note No. 24 (b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(b)                       The following table details the movements in provisions and accrued expenses during the three-month period ended as of March 31, 2016 and December 31, 2015:

	Minimum	Personnel benefits and	Contingent	Additional loan	Country risk provisions and other
	dividends	payroll	loan Risks	provisions	contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	324,588	81,515	54,077	130,256	11,278	601,714
Provisions established	81,701	14,805	1,120	—	1,184	98,810
Provisions used	(324,588)	(46,461)	—	—	(246)	(371,295)
Provisions released	—	—	—	—	—	—
Balances as of March 31, 2015	81,701	49,859	55,197	130,256	12,216	329,229
Provisions established	242,768	45,403	4,016	30,921	7,178	330,286
Provisions used	—	(20,471)	—	—	(1)	(20,472)
Provisions released	—	—	—	—	—	—
Balances as of December 31, 2015	324,469	74,791	59,213	161,177	19,393	639,043
Provisions established	66,641	16,693	2,622	—	273	86,229
Provisions used	(324,469)	(37,472)	—	—	(256)	(362,197)
Provisions released	—	—	—	—	—	—
Balances as of March 31, 2016	66,641	54,012	61,835	161,177	19,410	363,075

(c)                      Provisions for personnel benefits and payroll:

	March	December
	2016	2015
	MCh$	MCh$

Vacation accrual	25,519	25,480
Short-term personnel benefits	10,641	34,307
Pension plan- defined benefit plan	10,300	10,728
Other benefits	7,552	4,276
Total	54,012	74,791

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(d)                     Pension plan — Defined benefit plan:

(i)                        Movement in the defined benefit obligations are as follow:

	March	March
	2016	2015
	MCh$	MCh$

Opening defined benefit obligation	10,728	11,471
Increase in provisions	36	112
Benefit paid	(464)	(337)
Actuarial gains	—	—
Total	10,300	11,246

(ii)                     Net benefits expenses:

	March	March
	2016	2015
	MCh$	MCh$

Current service cost	(436)	(376)
Interest cost of benefits obligations	472	488
Effect of change in actuarial factors	—	—
Net benefit expenses	36	112

(iii)                  Assumptions used to determine pension obligations:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	March	December
	2016	2015
	%	%

Discount rate	4.60	4.60
Annual salary increase	5.41	5.41
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out as of December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(e)                        Movements in provisions for incentive plans:

	March	March
	2016	2015
	MCh$	MCh$

Balances as of January 1,	34,307	29,678
Provisions established	7,887	6,379
Provisions used	(31,553)	(28,018)
Provisions release	—	—
Total	10,641	8,039

(f)                         Movements in vacations accruals:

	March	March
	2015	2014
	MCh$	MCh$

Balances as of January 1,	25,480	23,727
Provisions established	1,909	1,408
Provisions used	(1,870)	(1,362)
Provisions release	—	—
Total	25,519	23,773

(g)                        Employee share-based benefits provision:

As of March 31, 2016 and 2015, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                       Contingent loan provisions:

As of March 31, 2016 and December 31, 2015, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$61,835 million (Ch$59,213 million as of December 31, 2015).  See Note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.                    Other Liabilities:

At the end of each period, other liabilities are detailed as follows:

	March	December
	2016	2015
	MCh$	MCh$

Accounts and notes payable(*)	136,649	124,848
Unearned income	6,082	6,644
Dividends payable	1,459	1,255

Other liabilities
Cobranding	52,705	54,006
Documents intermediated(**)	27,933	39,735
VAT debit	13,275	13,235
Leasing deferred gains	4,777	6,040
Insurance payments	631	634
Transactions in progress	627	767
Others	12,372	12,148
Total	256,510	259,312

(*)             It comprises obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)      This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations.  Although these obligations are not recognized in the Interim Condensed Consolidated Statement of Financial Position, they contain credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	March	December
	2016	2015
	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	325,915	389,727
Confirmed foreign letters of credit	64,790	33,871
Issued letters of credit	125,025	122,060
Bank guarantees	2,028,295	2,058,813
Immediately available credit lines	7,217,383	7,224,242
Other commitments	191,432	204,862

Transactions on behalf of third parties
Collections	165,594	217,479
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	19,697	18,563
Other Financial assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	162,778	151,375
Other Financial assets acquired on its own behalf	—	—

Fiduciary activities
Securities held in safe custody in the Bank	8,652,502	8,248,416
Securities held in safe custody in other entities	4,937,754	5,006,510
Total	23,891,165	23,675,918

The prior information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(b)                     Lawsuits and legal proceedings:

(b.1)          Legal contingencies within the ordinary course of business:

At the date of issuance of these consolidated financial statements, there are actions filed against the Bank and its subsidiaries related with the ordinary course operations.  As of March 31, 2016 the Bank has established provisions for this concept in the amount of MCh$14,973 (MCh$14,877 as of December 31, 2015), recorded within “Provisions” in the Interim Condensed Consolidated Statement of Financial Position.

Among these actions, there is the following:

•                 Collective action filed by the National Consumer Service (Servicio Nacional del Consumidor) in accordance with Law No. 19,496. This action seeks to challenge some clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding fees on credit lines for overdraft and validity of the tacit consent to changes in fees, charges and other conditions in consumer contracts.

•                 Collective action filed by the National Corporation of Consumers and Users of Chile (Corporación Nacional de Consumidores y Usuarios de Chile) that challenge some clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding fees on credit lines for overdraft and validity of the tacit consent to changes in fees, charges and other conditions in consumer contracts, along with the outsourcing of certain services related to our clients’ current account data.

•                 Collective action filed by the National Organization of Consumers and Users of Chile (“Organización de Consumidores y Usuarios de Chile”) that requests the Court to declare abusive and void certain provisions of the Person Products Unified Agreement regarding the use of self-service channels (internet, ATMs, telephone banking) and Credit Cards. Such provisions refer to the user’s duty to act with diligence and care with respect to passwords as well as the responsibility they have in case of disclosure to third parties, and the use by such third parties of them.

The following table presents estimated date of completion of the respective litigation:

	As of March 31, 2016
	2016	2017	2018	2019	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	14,396	110	467	—	14,973

(b.2)          Contingencies for significant lawsuits:

As of March 31, 2016 and December 31, 2015 there are not any significant lawsuits, where the Bank is involved, that affect or may affect these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted:

i.                              In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No. 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,726,000, maturing January 8, 2017 (UF 2,603,000, maturing on January 8, 2016 as of December 31, 2015).  The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 159,000.

As of March 31, 2016 and December 31, 2015 the Bank has not guaranteed mutual funds.

In compliance to stablish by the Superintendence of Securities and Insurance in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investor.  Such guarantee corresponds to a bank guarantee for UF250,000, with maturity on January 10, 2017.

ii.                          In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as Stock Brokerage entity, in conformity with the provisions of Article 30 and subsequent Articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2016, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	March	December
	2016	2015
	MCh$	MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago, Stock Exchange	23,018	14,628
Securities Exchange of the Electronic, Stock Exchange of Chile	14,222	27,981

Fixed income securities to ensure system CCLV, Securities Exchange of the Santiago, Stock Exchange	2,991	2,995

Fixed income securities to secure loans of shares, Chilean Electronic Stock Exchange, Stock Exchange	806	80

Total	41,037	45,684

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted, continued:

ii.                          In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raul Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile — Compañía de Seguros Generales S.A. that expires January 2, 2017, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it was constituted a bank guarantee corresponding to UF10,500, with purposes to comply with the contract SOMA (Contract for Service System Open Market Operations) of Chilean Central Bank. This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of July 18, 2016.

It was constituted a bank guarantee No. 379031-1 corresponds to UF215,000, in benefits of investors with contracts of portfolio management.  This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of January 10, 2017.

It was constituted a cash guarantee for an amount of US$122,494.32, whose purpose is to comply obligations with Pershing, by operations made through this broker.

iii.                      In subsidiary Banchile Corredores de Seguros Ltda,

According to established in article No. 58, letter D of D.F.L. 251, as of March 31, 2016 the entity maintains two insurance policies that protect it in the face of possible damages that it could affect it, due to infractions of the law, regulations and complementary rules that regulate insurance brokers, and when the non-compliance is from acts, mistakes or omissions of the brokers, its represents, agent or dependent that participate in the intermediation for Banchile Corredores de Bolsa S.A.

The policies contracted are the following:

Matter insured	Amount Insured (UF)
Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(d)                     Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	March	December
	2016	2015
	MCh$	MCh$

Free credit lines available	40,360	36,743
Bank guarantees	17,864	18,474
Guarantees and surety bonds	2,889	3,314
Letters of credit	479	393
Other commitments	243	289
Total	61,835	59,213

(e)                       In the Eleventh Civil Court of Santiago, Banchile Corredores de Bolsa S.A. filed a reclamation against the Resolución Exenta No. 270 of October 30, 2014 of the Superintendency of Securities and Insurance (“SVS”), whereby that Superintendency imposed a fine on Banchile Corredores de Bolsa S.A. (“Banchile Corredores”) for an amount of UF 50,000 for the alleged infringement of Article 53 second paragraph of Law 18,045 (“Ley de Mercado de Valores”), for certain specific transactions related to Sociedad Química y Minera de Chile S.A.’s shares (SQM-A). Through the claim, Banchile Corredores seeks to void the fine. As a requirement to file the claim, Banchile posted a bond equal to 25% of the amount of the fine. That complaint was accumulated to, Case No. 25,795-2014, the 22nd Civil Court of Santiago, in which the evidence period has already started in compliance with a decision from said court. However, as to this date there are pending remedies and appeals presented by the parties against the aforementioned decision.

According to the current policies, the company has not established provisions because this judicial process has not been ruled yet and also because our legal advisors have estimated that there are grounds to get a favorable judgment for Banchile Corredores.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity:

(a)  Capital

(i)        Authorized, subscribed and paid shares:

As of March 31, 2016, the paid-in capital of Banco de Chile is represented by 96,129,146,433 registered shares (96,129,146,433 shares as of December 31, 2015), with no par value, fully paid and distributed.

(ii) Shares:

(ii.1)                       On March 24, 2016 the Extraordinary Shareholders approved the capitalization of 30% of the distributable net income obtained during the fiscal year ending as of December 31, 2015.  At the end of this present financial statements it has not issued fully-paid in shares.

(ii.2)                         The following table shows the share movements from December 31, 2014 to March 31, 2016:

Total Ordinary Shares

As of December 31, 2014	94,655,367,544

Total shares as of March 31, 2015	94,655,367,544
Capitalization of earning — Issue fully paid-in shares(*)	1,473,778,889
Total shares as of December 31, 2015	96,129,146,433
Total shares as March 31, 2016	96,129,146,433

(*) Capitalization on July 23, 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(b)                     Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract —between Banco de Chile and Sociedad Matriz del Banco de Chile S.A.- Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  Provisional Article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS has been fully paid.  The above described agreementAgreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009.

The distributable income for the three-month period ended as of March 31, 2016 ascend to Ch$111,068 million (Ch$463,528 million as of December 31, 2015).

As stated, the retention of earnings for the year ended as of December 31, 2015,  made in March of 2016, ascend to Ch$95,467 million (Ch$127,383 million of income for the year ended as of December 31, 2014, retained in March of 2015).

(c)                       Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 24, 2016, the Bank’s shareholders agreed to distribute and pay dividend No. 204 amounting to Ch$3.37534954173 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2015.  The dividend of period 2016 amounted Ch$366,654 million.

At the Ordinary Shareholders’ Meeting held on March 26, 2015, the Bank’s shareholders agreed to distribute and pay dividend No. 203 amounting to Ch$3.42915880220 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2014.  The dividend of period 2015 amounted Ch$367,444 million.

(d)                      Provision for minimum dividends:

According to established in Note No. 5 Relevant events, the Board of Directors established that since January 1, 2016, a minimum dividend, where the Bank has to record a provision of 60% of distributable net income.  Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$66,641 (MCh$324,469 as of December 31, 2015, corresponding to 70%) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(e)                      Earnings per share:

(i)                          Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period, excluding the average number of own shares maintained at the long-period.

(ii)                     Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The following table shows the income and share data used in the calculation of EPS:

	March	March
	2016	2015
Basic earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	132.527	116.715
Weighted average number of ordinary shares	96,129,146,433	96,129,146,433
Earning per shares (in Chilean pesos)(*)	1.38	1.21

Diluted earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	132,527	116,715
Weighted average number of ordinary shares	96,129,146,433	96,129,146,433
Assumed conversion of convertible debt	—	—
Adjusted number of shares	96,129,146,433	96,129,146,433
Diluted earnings per share (in Chilean pesos)(*)	1.38	1.21

(*)             As of March 31, 2015 earning per shares considers the effect of fully paid-in shares, no par value, issued in 2015.

As of March 31, 2016 and 2015, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(f)                       Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity. During the period 2016 there were made a charge to equity to Ch$1 million of cumulative translation adjustment (there was not cumulative translation adjustment in 2015).

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.  During the period of 2016 it was made a net debit to equity for an amount of Ch$244 million (net debit to equity for Ch$5,735 million as of March 31, 2015).

Cash flow hedge adjustment it consists in the portion of income of hedge instruments registered in equity produced in a cash flow hedge.  During the period of 2016 it was made a net credit to equity for an amount of Ch$3,034 million (charge to equity for Ch$4,165 million as of March 31, 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.       Interest Revenue and Expenses:

(a)                     On the Interim Condensed Consolidated Financial Statement closing date, the composition of income from interest and adjustments, not including the net loss from hedge accounting, is as follows:

	March 2016				March 2015
			Prepaid				Prepaid
	Interest	Adjustment	fees	Total	Interest	Adjustment	fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	174,823	35,640	551	211,014	160,618	(1,130)	879	160,367
Consumer loans	147,704	379	2,198	150,281	138,097	(10)	1,927	140,014
Residential mortgage loans	63,438	45,730	1,057	110,225	55,730	(1,027)	1,100	55,803
Financial investment	7,773	1,856	—	9,629	14,524	(532)	—	13,992
Repurchase agreements	425	—	—	425	258	—	—	258
Loans and advances to banks	7,878	—	—	7,878	4,783	—	—	4,783
Other interest revenue	365	419	—	784	178	(137)	—	41
Total	402,406	84,024	3,806	490,236	374,188	(2,836)	3,906	375,258

The amount of interest revenue recognized on a received basis for impaired portfolio as of March 31, 2016 was Ch$1,852 million (Ch$2,055 million in March 2015).

(b)                       At the each period end, the stock of interest income not recognized in income is the following:

	March 2016			March 2015
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	7,455	3,146	10,601	9,771	1,973	11,744
Residential mortgage loans	2,253	2,102	4,355	1,717	1,315	3,032
Consumer loans	67	9	76	176	—	176
Total	9,775	5,257	15,032	11,664	3,288	14,952

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.       Interest Revenue and Expenses, continued:

(c)                        At the each period end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	March 2016			March 2015
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	77,988	14,077	92,065	66,033	(1,165)	64,868
Debt issued	44,440	31,118	75,558	38,500	(146)	38,354
Other financial obligations	414	79	493	434	102	536
Repurchase agreements	1,259	—	1,259	1,645	—	1,645
Borrowings from financial institutions	3,322	—	3,322	2,057	—	2,057
Demand deposits	168	1,704	1,872	162	(577)	(415)
Other interest expenses	—	157	157	—	4	4
Total	127,591	47,135	174,726	108,831	(1,782)	107,049

(d)                       As of March 31, 2016 and 2015, the Bank uses cross currency and interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge its obligations with foreign banks and bonds issued abroad.

	March 2016			March 2015
	Income (loss)	Expense	Total	Income (loss)	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—
Loss from fair value accounting hedges	(5,658)	—	(5,658)	(753)	—	(753)
Gain from cash flow accounting hedges	109,643	112,592	222,235	6,385	6,205	12,590
Loss from cash flow accounting hedges	(128,777)	(106,424)	(235,201)	(14,780)	(1,051)	(15,831)
Net gain on hedge items	4,285	—	4,285	(492)	—	(492)
Total	(20,507)	6,168	(14,339)	(9,640)	5,154	(4,486)

(e)                        At the each period end, the detail of income from suspended interest is as follows:

	March	March
	2016	2015
	MCh$	MCh$

Interest revenue	490,236	375,258
Interest expense	(174,726)	(107,049)
Subtotal interest income	315,510	268,209

Net gain (loss) from accounting hedges	(14,339)	(4,486)

Total net interest income	301,171	263,723

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.       Income and Expenses from Fees and Commissions:

At the each period end, the income and expenses for fees and commissions shown in the Interim Consolidated Statements of Comprehensive Income refer to the following items:

	March 2016	March 2015
	MCh$	MCh$
Income from fees and commission
Card services	35,769	28,968
Investments in mutual funds and others	19,071	18,091
Collections and payments	12,148	12,622
Portfolio management	10,444	9,680
Fees for insurance transactions	6,398	5,167
Guarantees and letters of credit	5,161	5,001
Use of distribution channel	4,700	5,610
Trading and securities management	3,553	4,529
Usage Banchile’s brand	3,509	3,354
Lines of credit and overdrafts	1,697	4,585
Financial advisory services	231	1,833
Other fees earned	4,955	2,932
Total income from fees and commissions	107,636	102,372

Expenses from fees and commissions
Fees for credit card transactions	(25,366)	(23,136)
Fees on interbank transactions	(2,178)	(3,355)
Fees for collections and payments	(1,551)	(1,661)
Fees for securities transactions	(766)	(680)
Sale of mutual fund	(148)	(317)
Sales force fees	(113)	(952)
Other fees	(104)	(170)
Total expenses from fees and commissions	(30,226)	(30,271)

30.       Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	March	March
	2016	2015
	MCh$	MCh$

Trading derivative	17,622	8,182
Financial assets held-for-trading	17,334	5,242
Sale of loan portfolios	2,310	271
Sale of available-for-sale instruments	247	7,508
Net income on other transactions	171	802
Total	37,684	22,005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

31.       Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	March	March
	2016	2015
	MCh$	MCh$

Gain from accounting hedges	(53,003)	50,079
Translation difference, net	(6,090)	4,805
Indexed foreign currency, net	47,101	(39,381)
Total	(11,992)	15,503

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.       Provisions for Loan Losses:

The movement during the three-month period ended as of March 2016 and March 2015 is the following:

			Loans to customers
	Loans and advance to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	March	March	March	March	March	March	March	March	March	March	March	March	March	March
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established::
- Individual provisions	—	(112)	—	(8,082)	—	—	—	—	—	(8,082)	—	—	—	(8,194)
- Group provisions	—	—	(9,762)	(10,358)	(983)	(2,693)	(62,458)	(55,536)	(73,203)	(68,587)	(3,978)	(1,264)	(77,181)	(69,851)
Provisions established, net	—	(112)	(9,762)	(18,440)	(983)	(2,693)	(62,458)	(55,536)	(73,203)	(76,669)	(3,978)	(1,264)	(77,181)	(78,045)

Provisions released::
- Individual provisions	106	—	507	—	—	—	—	—	507	—	1,356	144	1,969	144
- Group provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provisions realeased, net	106	—	507	—	—	—	—	—	507	—	1,356	144	1,969	144

Provision, net	106	(112)	(9,255)	(18,440)	(983)	(2,693)	(62,458)	(55,536)	(72,696)	(76,669)	(2,622)	(1,120)	(75,212)	(77,901)

Additional provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Recovery of written-off assets	—	—	2,610	4,719	517	364	7,255	7,386	10,382	12,469	—	—	10,382	12,469

Provision for loan losses, net	106	(112)	(6,645)	(13,721)	(466)	(2,329)	(55,203)	(48,150)	(62,314)	(64,200)	(2,622)	(1,120)	(64,830)	(65,432)

According to the management, the provisions constituted by credit risk, cover all the possible losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.                    Personnel Expenses:

At the each period end personnel expenses are detailed as follows:

	March	March
	2016	2015
	MCh$	MCh$

Salaries	56,670	53,055
Bonuses and incentives	12,288	9,198
Variable Compensation	10,999	8,374
Lunch and health benefits	6,712	6,278
Gratifications	6,005	5,852
Staff severance indemnities	5,880	5,023
Training expenses	729	560
Other personnel expenses	6,015	5,217
Total	105,298	93,557

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.                    Administrative Expenses:

At the each period end, administrative expenses are detailed as follows:

	March	March
	2016	2015
	MCh$	MCh$

General administrative expenses
Information Technology and communications	15,885	14,854
Maintenance and repair of property and equipment	8,446	7,919
Office rental	6,261	5,967
Securities and valuables transport services	3,428	2,583
External advisory services	2,155	1,821
Office supplies	1,733	1,702
Rent ATM area	1,687	1,572
Lighting, heating and other utilities	1,485	1,373
P.O. box mail and postage	1,472	958
Insurance premiums	1,191	868
Legal and notary	955	997
Representation and transferring of personnel	940	1,055
External service of financial information	775	694
File custody external services	594	619
Donations	496	413
Other general administrative expenses	4,940	3,675
Subtotal	52,443	47,070

Outsources services
Credit pre-evaluation services	4,343	4,681
Data processing	2,502	2,094
External technological developments expenses	1,953	2,050
Certification and testing technology	1,429	1,171
Other	827	1,019
Subtotal	11,054	11,015

Board expenses
Board remunerations	612	530
Other Board expenses	126	141
Subtotal	738	671

Marketing expenses
Advertising	8,576	6,578
Subtotal	8,576	6,578

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	2,195	1,996
Real estate contributions	655	629
Patents	332	332
Other taxes	227	98
Subtotal	3,409	3,055
Total	76,220	68,389

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.                    Depreciation, Amortization and Impairment:

(a)                       At the each period end, the amounts charged to income for depreciation and amortization are detailed as follows:

	March	March
	2016	2015
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No. 16(b))	5,866	5,202
Amortization of intangibles assets (Note No. 15(b))	2,110	2,184
Total	7,976	7,386

(b)                       As of March 31, 2016 and 2015 the composition of impairment expenses is the following:

	March	March
	2016	2015
	MCh$	MCh$

Impairment
Impairment of Financial Instruments	—	—
Impairment of Properties and Equipment (Note No. 16(b))	4	—
Impairment of Intangible Assets (Note No. 15(b))	—	—
Total	4	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.                    Other Operating Income:

At the each period end, the Bank and its subsidiaries present the following under other operating income:

	March	March
	2016	2015
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	2,379	764
Other income	9	—
Subtotal	2,388	764

Release of provisions for contingencies
Country risk provisions	81	—
Other provisions for contingencies	—	44
Subtotal	81	44

Other income
Rental income	2,114	2,058
Recovery from external branches	742	676
Expense recovery	380	2,253
Income from differences sale leased assets	122	127
Fiduciary and trustee commissions	75	62
Gain on sale of property and equipment	32	28
Revaluation of prepaid monthly payments	26	24
Credit card income	—	1,064
Income from sale of leased assets	—	112
Others	619	935
Subtotal	4,110	7,339
Total	6,579	8,147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.                    Other Operating Expenses:

At the each period end, the Bank and its subsidiaries incurred the following other operating expenses:

	March	March
	2016	2015
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	1,699	437
Provisions for assets received in lieu of payment	174	68
Expenses to maintain assets received in lieu of payment	81	72
Subtotal	1,954	577

Provisions for contingencies
Country risk provisions	—	982
Other provisions for contingencies	98	—
Subtotal	98	982

Other expenses
Write-offs for operating risks	675	1,510
Provisions and charge-offs of other assets	502	4,806
Credit cards administration	445	157
Operations expenses and charge-offs leasing	211	644
Provision for leased assets recoveries	170	143
Fees for appraisals	159	182
Contribution to other organisms	76	74
Credit life insurance	55	48
Civil lawsuits	8	117
Loss in sale of property and equipment	—	—
Others	259	446
Subtotal	2,560	8,127

Total	4,612	9,686

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions:

The related parties of companies and their subsidiaries include entities of the company’s corporate group; corporations which are the company’s parent company, associated companies, subsidiaries and associates; directors, managers, administrators, main executives or receivers of the company on their own behalf or in representation of persons other than the company, and their respective spouses or family members up to the second degree of consanguinity or affinity, as well as any entity directly or indirectly controlled through any of them, the partnerships or companies in which the aforementioned persons are owners, directly or through other individuals or corporations, of 10% or more of their capital or directors, managers, administrators or main executives; any person that on their own or with others with whom they have a joint action agreement can designate at least one member of the company’s management or controls 10% or more of the capital or of the voting capital, if dealing with a public corporation; those that establish the company’s bylaws, or with a sound basis identify the directors’ committee; and those who have held the position of director, manager, administrator, main executive or receiver within the last eighteen months.

The Law of Corporations, article 147, states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, and when the price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

Moreover, article 84 of the General Banking Law establishes limits for loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(a)                       Loans to related parties:

The following table details loans accounts receivable, contingent loans and assets related to trading and investments securities, corresponding to related entities.

	Production Companies(*)		Investment Companies(**)		Individuals(***)		Total
	March	December	March	December	March	December	March	December
	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	276,471	289,803	29,811	40,916	7,718	7,570	314,000	338,289
Residential mortgage loans	—	—	—	—	26,988	27,678	26,988	27,678
Consumer loans	20	—	—	—	5,518	5,682	5,538	5,682
Gross loans	276,491	289,803	29,811	40,916	40,224	40,930	346,526	371,649
Provision for loan losses	(904)	(921)	(38)	(79)	(162)	(248)	(1,104)	(1,248)
Net loans	275,587	288,882	29,773	40,837	40,062	40,682	345,422	370,401

Off balance sheet accounts:
Guarantees	10,860	11,501	44	46	—	—	10,904	11,547
Letters of credits	5,579	487	—	—	—	—	5,579	487
Foreign letters of credits	94	—	—	—	—	—	94
Banks guarantees	60,678	63,247	371	2,473	—	—	61,049	65,720
Immediately available credit lines	62,918	60,002	23,649	24,470	15,415	15,319	101,982	99,791
Total off balance sheet account	140,129	135,237	24,064	26,989	15,415	15,319	179,608	177,545
Provision for contingencies loans	(102)	(117)	—	(1)	—	—	(102)	(118)
Off balance sheet account, net	140,027	135,120	24,064	26,988	15,415	15,319	179,506	177,427

Amount covered by Collateral
Mortgage	90,258	88,140	7,337	7,619	41,001	39,657	138,596	135,416
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	3	3	3	3
Others(****)	85,217	84,913	18,592	11,873	1,637	1,704	105,446	98,490
Total collateral	175,475	173,053	25,929	19,492	42,641	41,364	244,045	233,909

Acquired Instruments
For trading purposes	—	—	—	—	—	—	—	—
For investing purposes	7,581	7,454	20,597	—	—	—	28,178	7,454
Total acquired instruments	7,581	7,454	20,597	—	—	—	28,178	7,454

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(a)                       Loans with related parties, continued:

(*)                    Production companies are legal entities which comply with the following conditions:

i)                            They engage in productive activities and generate a separable flow of income.

ii)                         Less than 50% of their assets are trading securities or investments.

(**)                Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)         Individuals include key members of the management, who directly or indirectly possess the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****)  These guarantees correspond mainly to shares and other financial guarantees.

(b)         Other assets and liabilities with related parties:

	March	December
	2016	2015
	MCh$	MCh$
Assets
Cash and due from banks	410	222
Derivative instruments	159,990	86,591
Other assets	42,924	32,028
Total	202,824	118,841

Liabilities
Demand deposits	122,141	139,313
Savings accounts and time deposits	451,766	300,868
Derivative instruments	201,089	125,056
Borrowings from financial institutions	270,205	321,374
Other liabilities	9,433	11,617
Total	1,054,684	898,228

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(c)                      Income and expenses from related party transactions (*):

	March		March
	2016		2016
Type of income or expense recognized	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$

Interest and revenue expenses	4,697	3,540	3,591	2,872
Fees and commission income	11,124	8,043	13,668	6,779
Financial operating (**)	155,579	166,977	37,074	43,261
Released or established of provision for credit risk	127	—	—	26
Operating expenses	—	38,076	—	37,620
Other income and expenses	123	5	122	5

(*)              This detail do not correspond a Statement of Comprehensive Income for related party transactions, so assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(**)  The increase is explained by derivatives operations that are affected by the clearing through Comder Contraparte Central S.A (related entity), which began to work in July 2015, this process that has implied that a portion of derivative contracts that are closed with a local banking counterparty (not related) have been novated to that entity, with the purpose of make a centralized clearing of them.

(d)                       Related party contracts:

There are no contracts entered as of March 31, 2016 and 2015 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(e)                      Payments to key management personnel:

	March	March
	2016	2015
	MCh$	MCh$

Remunerations	962	908
Short-term benefits	4,633	3,721
Contract termination indemnity	60	—
Paid based on shares	—	—
Total	5,655	4,629

Composition of key personnel:

	N° of executives
	March	March
	2016	2016
Position
CEO	1	1
CEOs of subsidiaries	7	7
Division Managers	11	11
Total	19	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions, continued:

(f)                       Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	March 2016		March 2015		March 2016	March 2015	March 2016	March 2015	March 2016	March 2015	March 2016	March 2015
	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Name of Directors

Pablo Granifo Lavín	134	(*)	97	(*)	12	11	93	79	—	—	239	187
Andrónico Luksic Craig	42		41		3	1	—	—	—	—	45	42
Jorge Awad Mehech	14		13		6	6	23	24	—	—	43	43
Gonzalo Menéndez Duque	14		13		6	6	35	32	6	6	61	57
Jaime Estévez Valencia	14		13		6	6	37	25	—	—	57	44
Rodrigo Manubens Moltedo	14		13		5	6	10	11	—	—	29	30
Jorge Ergas Heymann	14		13		2	4	12	10	—	—	28	27
Francisco Pérez Mackenna	14		13		6	4	20	15	—	—	40	32
Thomas Fürst Freiwirth	14		13		3	4	8	8	—	—	25	25
Jean-Paul Luksic Fontbona	14		13		3	2	—	—	—	—	17	15
Other directors of subsidiaries	—		—		—	—	34	38	—	—	34	38
Total	288		242		52	50	272	242	6	6	618	540

(1)             It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of MCh$5 (MCh$4 as of March 31, 2015).

(*)             It includes a provision of MCh$92 (MCh$57 as of March 31, 2015) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$104 (MCh$97 as of March 31, 2015).

Travel and other related expenses amount to MCh$16 (MCh$34 as of March 31, 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for the Fair Value measurement and control to accomplish the Fair Value process according to local regulations, market standards and best practices in the industry. This framework is conained in Banco de Chile’s Fair Value Policy.

One of the most important definitions in this framework is the Product Control Unit (PCU), hereinafter PCU, function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(i)                       Industry standards of fair value measurements

In the fair value calculation process, standard methodologies are used; closing prices, discounted cash flows and option models. In the options case, Black-Scholes model is used. The input parameters are rates, prices and volatility levels for each term and market factor that trade in the local and international markets.

(ii)                    Quoted prices in active markets

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information such as Bloomberg, Bolsa de Comercio de Santiago, LVA and Risk America terminals. This quote represents the price at which instruments are frequently bought and sold in financial markets.

(iii)                 Valuation techniques

If there is no market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models require a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based on observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(iv)                Fair value adjustments

Part of the fair value process consists of adjustment, to take into account bid/offer spreads.  This adjustment is calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that when selling the position it will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used, Bid, mid and offer market quotes are considered.

(v)                   Fair value control

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the official market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and  one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event that significant differences are detected, these differences are measured and scaled according to the amount of materiality for each grouping level, ranging from a single report to the trader to a report presented to the Board. These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kinds of reports allows for adequate control and consistency in the parameters used in valuations and backwards looking revisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(vi)                Judgmental analysis and information to Senior Management

In particular, in cases where there are no market quotations for the instrument, similar transaction prices, nor indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required to operate this kinds of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(a)                    Fair value hierarchy

Banco de Chile and subsidiaries, classify all the financial instruments among the following levels:

Level 1:                    Observable, quoted price in an active markets for the same instrument or specific type of transaction to be evaluated (return internal rates, quote value, price).

In this level, the following instruments are considered: currency futures, Chilean Central Bank and Treasury securities, mutual fund investments and equity.

For the Chilean Central Bank and Treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of market, assuring daily observable quotes.

For currency futures as well as mutual funds and equity, to determine fair value, the multiplication of closing prices by the number of instruments is used. For Chilean Central Bank and Treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument. For mutual funds and equity, the current price multiplied by the quantity of instruments is used to calculate the fair value.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(a)                    Fair value hierarchy, continued

Level 2:                    Valuation techniques whose inputs are those other than quoted prices included within Level 1 and that are observable for assets or liabilities, either directly or indirectly. For instruments in this level, the valuation is performed based on an inference from observable market parameters; such quoted prices for similar instruments in active markets. In this level the following inputs are included:

a)             Quoted prices for similar assets or liabilities in active markets.

b)             Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)              Inputs other than quoted prices that are observable for the asset or liability.

d)             Inputs that are derived principally from or corroborated by observable market data.

This level is composed mostly of currency and rate derivatives, bank’s debt securities, debt of Chilean and foreign companies, mortgage claims, money market instruments and less liquid Chilean Central Bank and Treasury securities.

For derivatives the fair value process depends upon whether this value is impacted by volatility as a relevant market factor; if that is the case, the Black-Scholes-Merton type of formula is used. For the rest of the derivatives, namely swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(a)                    Fair value hierarchy, continued

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.
Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

FX Options	Black-Scholes Option Pricing Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(a)                    Fair value hierarchy, continued

Level 3:                    These are financial instruments whose fair value is determined using unobservable inputs. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy if the adjustment is using significant unobservable data entry.

Instruments classified as level 3 correspond to Corporate Debt issued mainly by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market. (input is not observable by the market)

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. (input is not observable by the market) Model is based on daily prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(b)                    Level hierarchy classification and figures

The following table shows the figures by hierarchy, for instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	161,947	122,920	309,435	126,996	—	—	471,382	249,916
Other instruments issued in Chile	912	10,420	692,233	565,210	13	18,028	693,158	593,658
Instruments issued abroad	—	—	—	—	—	—	—	—
Mutual fund investments	65,582	23,080	—	—	—	—	65,582	23,080
Subtotal	228,441	156,420	1,001,668	692,206	13	18,028	1,230,122	866,654
Derivative contracts for trading purposes
Forwards	—	—	240,954	180,616	—	—	240,954	180,616
Swaps	—	—	708,359	739,777	—	—	708,359	739,777
Call Options	—	—	752	1,878	—	—	752	1,878
Put Options	—	—	4,696	680	—	—	4,696	680
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	954,761	922,951	—	—	954,761	922,951
Hedge accounting derivative contracts
Fair value hedge (Swap)	—	—	—	279	—	—	—	279
Cash flow hedge (Swap)	—	—	147,411	203,892	—	—	147,411	203,892
Subtotal	—	—	147,411	204,171	—	—	147,411	204,171
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	15,138	15,321	61,328	71,187	—	—	76,466	86,508
Other instruments issued in Chile	—	—	473,058	735,724	92,551	96,125	565,609	831,849
Instruments issued abroad	74,640	81,644	61,479	—	—	—	136,119	81,644
Subtotal	89,778	96,965	595,865	806,911	92,551	96,125	778,194	1,000,001
Total	318,219	253,385	2,699,705	2,626,239	92,564	114,153	3,110,488	2,993,777

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	270,669	207,961	—	—	270,669	207,961
Swaps	—	—	825,352	897,513	—	—	825,352	897,513
Call Options	—	—	1,329	3,689	—	—	1,329	3,689
Put Options	—	—	1,375	549	—	—	1,375	549
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,098,725	1,109,712	—	—	1,098,725	1,109,712
Hedge derivative contracts
Fair value hedge (Swap)	—	—	17,677	14,549	—	—	17,677	14,549
Cash flow hedge (Swap)	—	—	13,256	3,666	—	—	13,256	3,666
Subtotal	—	—	30,933	18,215	—	—	30,933	18,215
Total	—	—	1,129,658	1,127,927	—	—	1,129,658	1,127,927

(1)       As of March 31, 2016 a 90% of instruments of level 3 have denomination “Investment Grade”.  Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(c)        Level 3 reconciliation

The following table shows the reconciliation between stock at the beginning and the end of balance periods for instruments classified in Level 3:

	As of March 31, 2016
	Balance as of January 1, 2016	Gain (Loss) Recognized in Income(1)	Gain (Loss) Recognized in Equity(2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of March 31, 2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	18,028	27	—	—	(18,042)	—	—	13
Subtotal	18,028	27	—	—	(18,042)	—	—	13

Available-for-Sale Instruments
Other instruments issued in Chile	96,125	(3,258)	(261)	4,802	(3,529)	—	(1,328)	92,551
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	96,125	(3,258)	(261)	4,802	(3,529)	—	(1,328)	92,551

Total	114,153	(3,231)	(261)	4,802	(21,571)	—	(1,328)	92,564

	As of December 31, 2015
	Balance as of January 1, 2015	Gain (Loss) Recognized in Income(1)	Gain (Loss) Recognized in Equity(2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	1,401	(26)	—	18,055	(51)	—	(1,351)	18,028
Subtotal	1,401	(26)	—	18,055	(51)	—	(1,351)	18,028

Available-for-Sale Instruments
Other instruments issued in Chile	179,378	11,230	(775)	213	(101,213)	13,336	(6,044)	96,125
Instruments issued abroad	1,938	103	56	—	(2,097)	—	—	—
Subtotal	181,316	11,333	(719)	213	(103,310)	13,336	(6,044)	96,125

Total	182,717	11,307	(719)	18,268	(103,361)	13,336	(7,395)	114,153

(1) Recorded in income under item “Net financial operating income”

(2) Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(d)                      Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model.

The following table shows the impact on the fair value of Level 3 financial instruments using alternative assumptions that are reasonably possible. It is believed that the positive and negative impacts are similar:

	As of March 31, 2016		As of December 31, 2015
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	13	—	18,028	(445)
Total	13	—	18,028	(445)
Available-for- Sale Instruments
Other instruments issued in Chile	92,551	(1,844)	96,125	(1,969)
Instruments issued abroad	—	—	—	—
Total	92,551	(1,844)	96,125	(1,969)
Total	92,564	(1,844)	114,153	(2,414)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens.  In the case of financial assets presented table above, which corresponds to bank bonds and corporate bonds, input prices, prices based on broker quotes or runs were used, considering that these instruments do not have current prices or observable.  Prices are generally calculated as a base rate plus a spread. For local bonds, this was determined by applying only a 10% impact on the price, while for offshore bonds this was determined by applying only a 10% impact on the spread because the base rate is hedged with instruments on interest rate swaps so-called hedge accounting.  The impact of 10% is considered a reasonable move considering the market performance of these instruments and comparing it against the adjustment bid/offer that is provided for by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)                    Other assets and liabilities

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior.  The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	March	December	March	December
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	936,459	1,361,222	936,459	1,361,222
Transactions in the course of collection	627,906	526,046	627,906	526,046
Cash collateral on securities borrowed and reverse repurchase agreements	37,358	46,164	37,358	46,164
Subtotal	1,601,723	1,933,432	1,601,723	1,933,432
Loans and advances to banks
Domestic banks	17,595	45,186	17,595	45,186
Central Bank of Chile	1,250,842	1,000,433	1,250,842	1,000,433
Foreign banks	290,119	349,576	290,119	349,576
Subtotal	1,558,556	1,395,195	1,558,556	1,395,195
Loans to customers, net
Commercial loans	13,859,096	14,046,119	13,696,011	13,859,949
Residential mortgage loans	6,475,297	6,370,034	6,793,873	6,625,557
Consumer loans	3,562,459	3,540,122	3,538,204	3,525,034
Subtotal	23,896,852	23,956,275	24,028,088	24,010,540
Total	27,057,131	27,284,902	27,188,367	27,339,167

Liabilities
Current accounts and other demand deposits	7,856,852	8,327,048	7,856,852	8,327,048
Transactions in the course of payment	421,078	241,842	421,078	241,842
Cash collateral on securities lent and repurchase agreements	189,331	184,131	189,331	184,131
Savings accounts and time deposits	10,730,905	9,907,692	10,740,701	9,902,468
Borrowings from financial institutions	1,207,364	1,529,627	1,202,181	1,522,667
Other financial obligations	175,266	173,081	175,266	173,081
Subtotal	20,580,796	20,363,421	20,585,409	20,351,237
Debt Issued
Letters of credit for residential purposes	36,392	39,568	38,656	41,849
Letters of credit for general purposes	5,993	6,813	6,366	7,206
Bonds	5,133,727	5,270,214	5,236,474	5,302,742
Subordinate bonds	781,447	785,613	792,319	788,883
Subtotal	5,957,559	6,102,208	6,073,815	6,140,680
Total	26,538,355	26,465,629	26,659,224	26,491,917

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)                      Other assets and liabilities, continued:

Other financial instruments not measured at fair value in our statement of financial position, but for which the fair value is disclosed, are not managed on a fair value basis. These instruments include assets and liabilities such as loans and deposits to customers, bank borrowings, debt issued, and other financial assets and obligations with diverse maturities and features. Fair values of these assets/liabilities are estimated by applying the traditional Discounted Cash Flows model and using diverse valuation inputs such as yield curves, credit risk spreads, etc. Also, since some of these assets/liabilities are not traded in the market, judgmental analysis is required in determining the adequacy of the inputs and fair values.

The following table shows the fair value of financial assets and liabilities not measured at fair value, as of March 31, 2016 and December 31, 2015:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial assets and liabilities, continued:

(f)               Levels of other assets and liabilities:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	March	December	March	December	March	December	March	December
	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	936,459	1,361,222	—	—	—	—	936,459	1,361,222
Transactions in the course of collection	627,906	526,046	—	—	—	—	627,906	526,046
Receivables from repurchase agreements and security borrowing	37,358	46,164	—	—	—	—	37,358	46,164
Subtotal	1,601,723	1,933,432	—	—	—	—	1,601,723	1,933,432
Loans and advances to banks
Domestic banks	17,595	45,186	—	—	—	—	17,595	45,186
Central bank	1,250,842	1,000,433	—	—	—	—	1,250,842	1,000,433
Foreign banks	290,119	349,576	—	—	—	—	290,119	349,576
Subtotal	1,558,556	1,395,195	—	—	—	—	1,558,556	1,395,195
Loans to customers, net
Commercial loans	—	—	—	—	13,696,011	13,859,949	13,696,011	13,859,949
Residential mortgage loans	—	—	—	—	6,793,873	6,625,557	6,793,873	6,625,557
Consumer loans	—	—	—	—	3,538,204	3,525,034	3,538,204	3,525,034
Subtotal	—	—	—	—	24,028,088	24,010,540	24,028,088	24,010,540
Total	3,160,279	3,328,627	—	—	24,028,088	24,010,540	27,188,367	27,339,167

Liabilities
Current accounts and other demand deposits	7,856,852	8,327,048	—	—	—	—	7,856,852	8,327,048
Transactions in the course of payment	421,078	241,842	—	—	—	—	421,078	241,842
Payables from repurchase agreements and security lending	189,331	184,131	—	—	—	—	189,331	184,131
Savings accounts and time deposits	—	—	—	—	10,740,701	9,902,468	10,740,701	9,902,468
Borrowings from financial institutions	—	—	—	—	1,202,181	1,522,667	1,202,181	1,522,667
Other financial obligations	175,266	173,081	—	—	—	—	175,266	173,081
Subtotal	8,642,527	8,926,102	—	—	11,942,882	11,425,135	20,585,409	20,351,237
Debt Issued
Letters of credit for residential purposes	—	—	38,656	41,849	—	—	38,656	41,849
Letters of credit for general purposes	—	—	6,366	7,206	—	—	6,366	7,206
Bonds	—	—	5,236,474	5,302,742	—	—	5,236,474	5,302,742
Subordinate bonds	—	—	—	—	792,319	788,883	792,319	788,883
Subtotal	—	—	5,281,496	5,351,797	792,319	788,883	6,073,815	6,140,680
Total	8,642,527	8,926,102	5,281,496	5,351,797	12,735,201	12,214,018	26,659,224	26,491,917

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(f)                        Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•                  Short-Term Financial Assets/Liabilities: For assets and liabilities with no specific maturity (on demand) or terms of less than three months we use the carrying or book values as proxies of their fair value, since their tenors are not believed to significantly affect their valuation. As a result, these assets/liabilities are categorized in Level 1. This assumption is applied to the following assets/liabilities:

• Cash and due from banks	• Current accounts and other demand deposits
• Transactions in the course of collection	• Transactions in the course of payments
• Cash collateral on securities borrowed and reverse repurchase agreements	• Cash collateral on securities lent and repurchase agreements
• Loans and advance to banks	• Other financial obligations

•                  Loans to Customers: Fair value is determined by using the DCF model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price policy. After we calculate the present value, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•                  Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the DCF model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. Market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•                  Saving Accounts, Time Deposits, Borrowings from Financial Institutions and Subordinated Bonds: The DCF model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that are derived from both market rates for instruments with similar features and our internal transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial assets/liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(g)       Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc,), under legal jurisdiction of the City of New York — USA or London — United Kingdom.  Legal framework in these jurisdictions, along with documentation mentioned, it allows to Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. The Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), including other credit mitigating, such as margins about a certain threshold, early termination (optional or mandatory), coupon adjustment transaction over a certain threshold amount, etc.

Below are detail contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015	March 2016	December 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	1,102,172	1,127,122	(216,569)	(258,213)	(370,136)	(244,064)	(110,926)	(148,023)	404,541	476,822

Derivative financial liabilities	1,129,658	1,127,927	(216,569)	(258,213)	(370,136)	(244,064)	(151,138)	(190,563)	391,815	435,087

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.       Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of March 31, 2016 and December 31, 2015, respectively.  Trading and available-for-sale instruments are included at their fair value:

	As of March 31, 2016
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	936,459	—	—	—	—	—	936,459
Transactions in the course of collection	627,906	—	—	—	—	—	627,906
Financial Assets held-for-trading	1,230,122	—	—	—	—	—	1,230,122
Cash collateral on securities borrowed and reverse repurchase agreements	17,502	14,749	5,107	—	—	—	37,358
Derivative instruments	92,976	62,443	177,144	275,846	155,633	338,130	1,102,172
Loans and advances to banks(*)	1,314,882	154,044	70,179	20,047	—	—	1,559,152
Loans to customers(*)	2,443,094	3,404,853	4,267,221	4,819,485	2,881,952	6,682,794	24,499,399
Financial assets available-for-sale	83,363	27,216	202,677	88,558	114,962	261,418	778,194
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	6,746,304	3,663,305	4,722,328	5,203,936	3,152,547	7,282,342	30,770,762

	As of December 31, 2015
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,361,222	—	—	—	—	—	1,361,222
Transactions in the course of collection	526,046	—	—	—	—	—	526,046
Financial Assets held-for-trading	866,654	—	—	—	—	—	866,654
Cash collateral on securities borrowed and reverse repurchase agreements	35,909	8,704	1,551	—	—	—	46,164
Derivative instruments	74,809	75,895	160,886	323,580	171,498	320,454	1,127,122
Loans and advances to banks(*)	1,063,248	78,056	224,943	29,650	—	—	1,395,897
Loans to customers(*)	2,670,006	2,935,330	4,586,126	4,873,871	2,843,390	6,649,318	24,558,041
Financial assets available-for-sale	124,174	73,409	343,350	76,834	121,680	260,554	1,000,001
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	6,722,068	3,171,394	5,316,856	5,303,935	3,136,568	7,230,326	30,881,147

(*)              The respective provisions, which amount to MCh$602,547 (MCh$601,766 as of December 31, 2015) for loans to customers and MCh$596 (MCh$702 as of December 31, 2015) for borrowings from financial institutions, have not been deducted from these balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.       Maturity of Assets and Liabilities, continued:

	As of March 31, 2016
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	7,856,852	—	—	—	—	—	7,856,852
Transactions in the course of payment	421,078	—	—	—	—	—	421,078
Cash collateral on securities lent and repurchase agreements	182,234	7,097	—	—	—	—	189,331
Savings accounts and time deposits(**)	4,654,783	2,330,147	3,084,212	450,392	732	199	10,520,465
Derivative instruments	110,101	126,824	161,330	235,491	146,764	349,148	1,129,658
Borrowings from financial institutions	170,306	324,479	564,632	147,947	—	—	1,207,364
Debt issued:
Mortgage bonds	2,676	3,263	7,256	14,089	8,557	6,544	42,385
Bonds	211,435	222,600	177,740	924,234	873,297	2,724,421	5,133,727
Subordinate bonds	9,984	150,957	18,668	54,217	44,575	503,046	781,447
Other financial obligations	135,918	1,584	10,827	19,619	6,375	943	175,266
Total liabilities	13,755,367	3,166,951	4,024,665	1,845,989	1,080,300	3,584,301	27,457,573

	As of December 31, 2015
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,327,048	—	—	—	—	—	8,327,048
Transactions in the course of payment	241,842	—	—	—	—	—	241,842
Cash collateral on securities lent and repurchase agreements	170,451	13,680	—	—	—	—	184,131
Savings accounts and time deposits(**)	4,575,625	1,687,604	2,975,070	463,454	557	211	9,702,521
Derivative instruments	84,043	97,292	193,171	289,987	135,760	327,674	1,127,927
Borrowings from financial institutions	340,856	126,034	905,878	156,859	—	—	1,529,627
Debt issued:
Mortgage bonds	3,226	3,220	8,157	15,035	9,452	7,291	46,381
Bonds	370,502	141,996	254,426	791,009	1,008,830	2,703,451	5,270,214
Subordinate bonds	2,564	1,756	181,592	52,627	46,038	501,036	785,613
Other financial obligations	132,762	2,108	9,982	19,237	7,928	1,064	173,081
Total liabilities	14,248,919	2,073,690	4,528,276	1,788,208	1,208,565	3,540,727	27,388,385

(***)   Excluding term saving accounts, which amount to MCh$210,440 (MCh$205,171 as of December 31, 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Subsequent Events:

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Interim Condensed Consolidated Financial Statements of the Bank and its subsidiaries between March 31, 2016 and the date of issuance of these Interim Condensed Consolidated Financial Statements.

Héctor Hernández G, General Accounting Manager	Arturo Tagle Q, Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2016

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO